Exhibit 1.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

NATIONAL OILWELL VARCO, INC.

RAVEN PROCESS CORP.

and

ROBBINS & MYERS, INC.

Dated as of August 8, 2012

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made as of August 8 2012 (this “Agreement”), by and among National Oilwell Varco, Inc., a Delaware corporation (“Acquiror”), Raven Process Corp., an Ohio corporation and a wholly-owned subsidiary of Acquiror (“Merger Sub”), and Robbins & Myers, Inc., an Ohio corporation (the “Company”), under the following circumstances (all capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement, unless the context clearly indicates otherwise):

A. The respective directors of Acquiror, Merger Sub and the Company each have approved this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement.

B. The directors of the Company (the “Company Board”) have, upon the terms and subject to the conditions set forth in this Agreement, unanimously: (i) determined that the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of the Company and its shareholders, and (ii) approved this Agreement and the transactions contemplated by this Agreement, including the Merger, and have determined to recommend to the shareholders of the Company that they adopt this Agreement.

C. The directors of Acquiror (the “Acquiror Board”) and Merger Sub have, upon the terms and subject to the conditions set forth in this Agreement approved this Agreement and the transactions contemplated by this Agreement, including the Merger; and Acquiror, as the sole shareholder of Merger Sub, has adopted this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. (a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Ohio General Corporation Law (the “OGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the OGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(b) At the Effective Time, Acquiror shall cause the articles of incorporation of the Surviving Corporation to be amended in their entirety to be identical to the articles of incorporation of Merger Sub immediately prior to the Effective Time, except that the name of the

Surviving Corporation shall be “Robbins & Myers, Inc.”, until thereafter changed or amended as provided therein or by applicable Law, subject to Section 5.10. In addition, at the Effective Time, the regulations of Merger Sub as in effect immediately prior to the Effective Time shall be the regulations of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law, subject to Section 5.10.

(c) The directors of Merger Sub immediately prior to the Effective Time shall, at the Effective Time, be the directors of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and regulations of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of incorporation and regulations of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, continue as the officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and regulations of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of incorporation and regulations of the Surviving Corporation.

(d) After the Effective Time, if the Surviving Corporation shall determine or shall be advised that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 1.2 Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Eastern Time, on a date to be specified by the parties (the “Closing Date”), such date to be no later than the second Business Day after satisfaction or waiver of all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), at a location to be mutually agreed, unless another time, date or place is agreed to in writing by Acquiror and the Company. On the Closing Date, or on such other date as Acquiror and the Company may agree to in writing, Acquiror, Merger Sub and the Company shall cause an appropriate certificate of merger or other appropriate documents (the “Certificate of Merger”) to be executed and filed with the Secretary of State of Ohio in accordance with the relevant provisions of the OGCL and shall make all other filings or recordings required under the OGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of Ohio or such other date and time as is agreed upon by the parties and specified in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time”.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL SHARES

Section 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company or the holders of any capital stock of the Company or Merger Sub:

(a) Conversion of Company Common Shares. Subject to Section 2.3, each common share, without par value, of the Company (“Company Common Share”) issued and outstanding immediately prior to the Effective Time (each, a “Share” and, collectively, the “Shares”) (including, without limitation, any Restricted Shares that fully vest as unrestricted Company Common Shares pursuant to Section 2.4, but excluding any Dissenting Shares), other than Shares to be cancelled in accordance with Section 2.1(b), shall be converted into the right to receive in cash, without interest, $60.00 per Share (the “Merger Consideration”). From and after the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any of the Shares (other than Shares to be cancelled in accordance with Section 2.1(b)) (each, a “Certificate”), and each holder of shares in book entry form shall, in each case, cease to have any rights with respect thereto other than the right to receive the Merger Consideration, without interest, subject to compliance with the procedures for surrender of such Shares as set forth in Section 2.3.

(b) Cancellation of Treasury Shares and Acquiror-Owned Shares. All Shares held in the treasury of the Company or owned of record by any Company Subsidiary and all Shares owned of record by Acquiror, Merger Sub or any of their respective wholly-owned Subsidiaries shall be cancelled and shall cease to exist, with no payment being made with respect thereto.

(c) Merger Sub Common Shares. Each common share, without par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly and validly issued, fully paid and nonassessable common share of the Surviving Corporation.

(d) Merger Consideration Adjustment. Notwithstanding anything in this Agreement to the contrary, if, after the date of this Agreement and prior to the Effective Time, the outstanding Shares are changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution is declared with a record date within such period, the Merger Consideration shall be appropriately adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided that no such adjustment shall result in any increase or decrease of the Aggregate Merger Consideration or the aggregate amounts payable under Section 2.4 for Company Options, Restricted Shares or Other Equity-Based Awards.

Section 2.2 Dissenter’s Rights. Notwithstanding anything in this Agreement to the contrary, Shares (excluding any Shares described in Section 2.1(b)) that are held by any record holder who is entitled to demand and properly demands payment of the fair cash value of such Shares, as a dissenting shareholder pursuant to, and who complies in all respects with, the provisions of Section 1701.85 of the OGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 2.1(a), but instead at the Effective Time shall become entitled to receive the fair cash value of such Dissenting Shares in accordance with the provisions of Section 1701.85 of the OGCL and, at the Effective Time, all such Dissenting Shares shall cease to be outstanding and shall automatically be canceled and cease to exist, and the holder of such Dissenting Shares shall cease to have any rights with respect thereto, except as set forth in this Section 2.2 and the OGCL. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to proceed under Section 1701.85 of the OGCL or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 1701.85 of the OGCL, then the right of such holder to be paid the fair cash value of such holder’s Dissenting Shares under Section 1701.85 of the OGCL shall be forfeited and cease, and each of such holder’s Dissenting Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive, without interest thereon, the Merger Consideration. The Company shall deliver prompt notice to Acquiror of any demands for the fair cash value of any Shares, attempted withdrawals of such demands and any other instruments delivered to the Company pursuant to the OGCL with respect to a demand for the fair cash value of the Company Common Shares, and shall provide Acquiror with the opportunity to participate in all negotiations and proceedings with respect to demands under Section 1705.85 of the OGCL. Prior to the Effective Time, the Company shall not, without the prior written consent of Acquiror, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 2.3 Payment for Securities. (a) Paying Agent. Prior to the Effective Time, Acquiror shall appoint a nationally recognized financial institution designated by Acquiror and reasonably acceptable to the Company (the “Paying Agent”) to act as the agent for the purpose of exchanging for the Merger Consideration the Certificates or book-entry shares which immediately prior to the Effective Time represented the Company Common Shares (the “Book-Entry Shares”). Prior to the Effective Time, Acquiror shall deposit, with the Paying Agent, sufficient funds to pay the Aggregate Merger Consideration (the “Exchange Fund”). If for any reason (including losses) the Exchange Fund is inadequate to pay the amounts to which holders of shares shall be entitled under Section 2.1(a) at the times necessary for such payments, Acquiror shall take all steps necessary to enable or cause the Surviving Corporation promptly to deposit in trust additional cash with the Paying Agent sufficient to make all payments when due required under this Agreement, and Acquiror and the Surviving Corporation shall in any event be liable for the payment thereof. Funds made available to the Paying Agent shall be invested by the Paying Agent, as directed by Acquiror, in: (i) short-term obligations of the United States of America with maturities of no more than 30 days, (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s, respectively, or (iii) deposit accounts, certificates of deposit or banker’s acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks, each of which has capital, surplus and undivided profits aggregating more than $1.0 billion (based on the most recent financial statements of such bank which are then publicly available at the SEC or otherwise), in each case, pending payment thereof by the Paying Agent to the holders of Shares pursuant to this Article II. Subject to the terms of this Agreement, the Paying Agent shall, pursuant to irrevocable instructions, deliver the cash to be paid pursuant to Section 2.1 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Procedures for Surrender. As promptly as practicable after the Effective Time, and in any event within three Business Days after the Closing Date, Acquiror shall cause the Paying Agent to mail to each holder of record of a Certificate or Book-Entry Shares, in each case whose Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall otherwise be in such form and have such other provisions as Acquiror and the Company reasonably may agree; and (ii) instructions for effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration. Upon surrender of Certificates for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Acquiror, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates or Book-Entry Shares, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the amount into which the Shares formerly represented by such Certificates or such Book-Entry Shares were converted pursuant to Section 2.1(a), and the Certificates so surrendered shall be cancelled. In the event of a transfer of ownership of Company Common Shares that has not been registered in the transfer records of the Company, Merger Consideration may be paid to a Person other than the Person in whose name the Certificate so surrendered was registered, if the Certificate representing such Company Common Shares is properly endorsed or otherwise is in proper form for transfer (or, in the case of Book-Entry Shares, proper evidence of such transfer), and the Person requesting such payment shall pay any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder or shall establish to the reasonable satisfaction of Acquiror that such Taxes either have been paid or are not required to be paid. Until surrendered as contemplated by this Section 2.3, each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the portion of the Aggregate Merger Consideration into which the Shares theretofore represented by such Certificate or such Book-Entry Shares have been converted pursuant to Section 2.1(a). No interest shall be paid or accrue on any cash payable upon surrender of any Certificate or Book-Entry Share.

(c) Transfer Books; No Further Ownership Rights in Shares. As of the close of business on the date of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. The Merger Consideration paid in accordance with the terms of this Article II upon surrender of any Shares shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; Abandoned Property; No Liability. At any time following six months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest or other income received by the Paying Agent in respect of all funds made available to it) not disbursed to holders of Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Shares and compliance with the procedures set forth in Section 2.3(b), without interest. Notwithstanding the foregoing, neither Acquiror, the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Share for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed as of the date that is immediately prior to such time as such Merger Consideration would otherwise escheat to or similarly become property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of Acquiror, free and clear of any claims or interests of any Person previously entitled thereto.

(e) Withholding Rights. Acquiror, Merger Sub, the Surviving Corporation and their respective agents (including the Paying Agent), as the case may be, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Company Options, Restricted Shares, Restricted Share Units or Other Equity-Based Awards, as applicable, such amounts that Acquiror, Merger Sub, the Surviving Corporation or any of their respective agents (including the Paying Agent) is required to deduct and withhold with respect to such payment under the Code or any other provision of applicable Law (including any provision of federal, state, local or foreign tax law); provided, that any transfer or other similar Taxes payable in connection with the Merger (other than such Taxes required to be paid by reason of the payment of the Merger Consideration to a Person other than the holder of record of the Shares with respect to which such payment is made) shall be borne and paid by Acquiror and Merger Sub. To the extent that amounts are so withheld by Acquiror, Merger Sub, the Surviving Corporation or any agent and paid to the applicable Tax authorities, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Company Options, Restricted Shares, Restricted Share Units or Other Equity-Based Awards, as applicable, in respect of which such deduction and withholding was made by Acquiror, Merger Sub, the Surviving Corporation or their applicable agent, as the case may be.

(f) Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates upon the making of an affidavit of that fact by the holder thereof, the portion of the Aggregate Merger Consideration into which the Shares formerly represented by such Certificate were converted pursuant to Section 2.1(a); provided, however, that Acquiror may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Acquiror, Merger Sub, the Surviving Corporation or the Paying Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

Section 2.4 Treatment of Company Options, Restricted Shares, Restricted Share Units, Other Equity-Based Awards and Equity Plans. (a) Prior to the Effective Time, the Company Board (or, if appropriate, a committee thereof) shall adopt appropriate resolutions and take all other actions to provide that, immediately prior to the Effective Time:

(i) Treatment of Company Options. Each outstanding option to purchase Shares (each, a “Company Option”) granted pursuant to any equity incentive plan of the Company or any other plan, agreement or arrangement of the Company or any Company Subsidiary (collectively, the “Company Equity Plans”), shall, without any action on the part of the holder thereof, be fully vested and cancelled and, in exchange therefor, each former holder of any such cancelled Company Option shall be entitled to receive, in settlement therefor and full satisfaction thereof, a payment in cash (subject to any withholding in accordance with Section 2.3(e)) equal to the product of: (i) the total number of Shares previously subject to such Company Option and (ii) the amount, if any, by which the Merger Consideration exceeds the exercise price per Share previously subject to such Company Option (such amounts payable hereunder, the “Option Payments”). In each case, the Option Payment shall be made by the Surviving Corporation within three Business Days after the Closing Date. From and after the Effective Time, any such cancelled Company Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Option Payment. No interest shall be paid or accrued on any cash payable with respect to any Company Option.

(ii) Treatment of Restricted Shares. Each unvested Share subject to forfeiture restrictions, repurchase rights or other restrictions (each, a “Restricted Share”) granted pursuant to any Company Equity Plan shall, without any action on the part of the holder thereof, vest in full, and all restrictions (including forfeiture restrictions or repurchase rights) otherwise applicable to such Restricted Share shall lapse, and each Restricted Share shall be converted into the right to receive a payment in cash equal to the Merger Consideration, without interest (subject to any withholding in accordance with Section 2.3(e)). In each case, payment of applicable withholding with respect to any Restricted Shares shall be made by the Surviving Corporation within three Business Days after the Closing Date.

(iii) Treatment of Restricted Share Units and Other Equity-Based Awards. Immediately prior to the Effective Time, each contractual right to receive a Company Common Share or the value of such a Share (each, an “Other Equity-Based Award”), including Restricted Share Units, phantom shares and performance shares (such Restricted Share Units, phantom shares and performance shares collectively are referred to as “Restricted Share Units”), granted pursuant to any Company Equity Plan that is outstanding immediately prior to the Effective Time, shall, without any action on the part of the holder thereof, vest in full, and all restrictions (including forfeiture restrictions or repurchase rights) otherwise applicable to such Other Equity-Based Award shall lapse, and each Other Equity-Based Award shall be cancelled and in exchange therefor, each former holder of any such cancelled Other Equity-Based Award shall be entitled to receive, in settlement therefor and full satisfaction thereof, a payment in cash (subject to any withholding in accordance with Section 2.3(e)) equal to the product of: (i) the Merger Consideration, and (ii) the number of Shares subject to the Other Equity-Based Award as of the Effective Time; provided, however, that in the case of any Restricted Share Units subject to performance-based vesting conditions, the applicable performance criteria shall be deemed to have been satisfied in accordance with the applicable terms of the Restricted Share Units. In each case, payment with respect to any Other Equity-Based

Award shall be made by the Surviving Corporation within three Business Days after the Closing Date; provided, however, that for any Other Equity-Based Awards that constitute deferred compensation within the meaning of Section 409A of the Code, payment shall occur on the date that payment otherwise would occur under the applicable award agreement absent the application of this Section 2.4(a)(iii) to the extent necessary to avoid the imposition of any penalty or other taxes under Section 409A of the Code. No interest shall be paid or accrued on any cash payable with respect to any Other Equity-Based Award.

(b) Termination of Company Equity Plans. After the Effective Time, all Company Equity Plans shall be terminated and no further Company Options, Restricted Shares, Restricted Share Units, Other Equity-Based Awards or other rights with respect to Shares shall be granted thereunder.

(c) Acquiror Funding. At the Effective Time, Acquiror shall make a cash contribution to the Surviving Corporation in immediately available funds to permit the Surviving Corporation to make the payments required under this Section 2.4 (except with respect to the Restricted Shares) if the Surviving Corporation does not otherwise have sufficient funds to do so.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in, or qualified by any matter set forth in, the disclosure letter delivered by the Company to Acquiror and Merger Sub prior to the execution of this Agreement (it being agreed that disclosure of any item in any section or subsection of such disclosure letter shall also be deemed to be disclosed with respect to any other section or subsection to which the relevance of such item is reasonably apparent from the face of such disclosure letter) (the “Company Disclosure Letter”), the Company hereby represents and warrants to Acquiror and Merger Sub as follows:

Section 3.1 Organization and Qualification; Subsidiaries. (a) The Company and each Company Subsidiary is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company and each Material Company Subsidiary is duly qualified to do business and is in good standing, where applicable, in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Acquiror true and complete copies of the Amended Articles of Incorporation, as amended, of the Company (the “Company Articles”), and the Code of Regulations, as amended, of the Company (the “Company Regulations”). The Company is not in violation of any provision of the Company Articles or the Company Regulations.

(c) Section 3.1(c) of the Company Disclosure Letter sets forth a true and complete list of the Subsidiaries of the Company (each a “Company Subsidiary”), together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary, and the Company’s and any other person’s Equity Interest in each such Company Subsidiary. The Company has also made available to Acquiror true and complete copies of the organizational documents, as amended, of each Company Subsidiary. No Company Subsidiary organized in any jurisdiction of the United States, and no Company Subsidiary organized in any jurisdiction outside of the United States, is in violation of any provision of its respective organizational documents.

(d) Section 3.1(d) of the Company Disclosure Letter sets forth: (i) the name of each Person (other than any Company Subsidiary) in which the Company or any Company Subsidiary owns, directly or indirectly, at least 20% of the outstanding Equity Interests (each Person referred to in this clause (i), a “Company Joint Venture Entity”), and (ii) the number and percentage of the Equity Interests of each such Company Joint Venture Entity (collectively, the “Company Joint Venture Securities”) held by the Company, directly or indirectly, and by each other Person holding any Company Joint Venture Securities, and (iii) for each Company Joint Venture Entity, the outstanding Company Joint Venture Securities in such entity.

Section 3.2 Capitalization. (a) The authorized capital shares of the Company consist of 50,000,000 Company Common Shares. As of August 7, 2012: (A) 42,140,805 Shares were issued and outstanding (of which 54,740 Shares are Restricted Shares), and (B) 6,046,907 Shares were held by the Company in its treasury. Except as set forth in this Section 3.2(a) or Section 3.2(b), as of the date hereof, no Equity Interests in the Company were issued, reserved for issuance or outstanding. All of the outstanding Company Common Shares have been duly authorized and validly issued and are fully paid, nonassessable and were not issued in violation of any preemptive right, purchase option, call, right of first refusal or any similar right. No Equity Interests of the Company are held by any Company Subsidiary.

(b) As of August 7, 2012, the Company has no Shares reserved for or otherwise subject to issuance, except for (i) 758,840 Shares reserved for issuance pursuant to the Company Equity Plans for outstanding Company Equity Awards, and (ii) 944,701 Shares reserved for future issuance pursuant to the Company Equity Plans (excluding the Shares referred to in clause (i)). All such Shares reserved for or otherwise subject to issuance, when issued in accordance with the instruments pursuant to which they are issuable, will be duly authorized and validly issued and will be fully paid, nonassessable and not issued in violation of any preemptive rights, purchase option, call, right of first refusal or any similar right.

(c) As of the date hereof, except for Company Equity Awards disclosed pursuant to Section 3.2(b), there are no (i) options, warrants, subscriptions, calls, convertible securities or other rights relating to any Equity Interests of the Company or any Company Subsidiary or rights to acquire any such Equity Interests, or (ii) agreements or arrangements or commitments obligating the Company or any Company Subsidiary to issue, acquire, transfer or sell or cause to be issued, acquired, transferred or sold, any Equity Interests of the Company or any Company Subsidiary. The Company has delivered or made available to Acquiror an accurate and complete copy of each Company Equity Plan. None of the Company Options was granted with an exercise price below or deemed to be below fair market value on the date of grant. All grants of Company Equity Awards were validly made and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with applicable Laws and recorded on the consolidated financial statements of the Company in accordance with GAAP.

(d) Except with respect to the Company Equity Awards, the Company Equity Plans and the related award agreements, there are no outstanding obligations of the Company or any Company Subsidiary or contracts to which the Company or any Company Subsidiary is bound: (i) requiring the repurchase, redemption, acquisition or disposition of, or containing any right of first refusal with respect to, (ii) requiring the registration for sale of, (iii) applying voting restrictions to, (iv) granting any preemptive or antidilutive rights with respect to, or (v) otherwise restricting any Person from purchasing, selling, pledging or otherwise disposing of any Equity Interests in the Company.

(e) There are no outstanding bonds, debentures, notes or other indebtedness of the Company or any Company Subsidiary the holders of which have the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which shareholders of the Company or any Company Subsidiary may vote.

(f) The Company or a Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Company Subsidiaries, free and clear of Liens (other than transfer and other restrictions under applicable federal and state securities Laws), and all of such outstanding shares of capital stock or other Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and were not issued in violation of any preemptive rights, purchase option, call, right of first refusal or any similar right.

Section 3.3 Authority. (a) The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger, subject to the Company Shareholder Approval and any regulatory approvals referenced in Section 3.5. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all requisite corporate action on the part of the Company, and no other corporate proceedings on the part of the Company, and no shareholder votes, are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than the Company Shareholder Approval. This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Acquiror and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that: (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) The Company Board, at a meeting duly called and held at which all directors of the Company were present (in person or by telephone), has: (i) determined that the

Merger is fair to, and in the best interests of, the Company and its shareholders, (ii) approved this Agreement and the transactions contemplated hereby (including the Merger), (iii) unanimously determined, subject to Section 5.4, to recommend that the shareholders of the Company adopt this Agreement and approve the Merger, and (iv) directed that this Agreement and the Merger be submitted for consideration to the shareholders of the Company at the Company Shareholder Meeting, which resolutions have not been subsequently withdrawn or modified in any way, subject to Section 5.4.

Section 3.4 No Conflict. None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both): (a) subject to obtaining the Company Shareholder Approval, conflict with or violate any provision of the Company Articles or Company Regulations; (b) assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company, any Material Company Subsidiary or any of their respective properties or assets; or (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of the Company, or any Company Subsidiary pursuant to any Contract to which the Company or any Company Subsidiary is a party, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, changes of control, defaults, other occurrences or Liens which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.5 Required Filings and Consents. None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration or qualification with or notification to, any Governmental Entity, other than: (a) the filing of the Certificate of Merger as required by the OGCL, (b) the Company Shareholder Approval, (c) compliance with any applicable requirements of the HSR Act, (such compliance, together with the approvals set forth on Section 3.5 of the Company Disclosure Letter, being referred to herein as the “Company Required Governmental Approvals”), (d) compliance with the applicable requirements of the Exchange Act, (e) such filings as may be required under the rules and regulations of the New York Stock Exchange and (f) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.6 Compliance with Laws. (a) Neither the Company nor any Company Subsidiary is, nor has been, in conflict with, default under or violation of any Law applicable to the Company or any Company Subsidiary, or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except for any conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. No material investigation by any Governmental Entity with respect to the Company or any Company Subsidiary is pending, nor, to the knowledge of the Company, has any Governmental Entity indicated to the Company an intention to conduct any such investigation.

(b) Without limiting the generality of Section 3.6(a), neither the Company nor any Company Subsidiary nor any of their respective Affiliates, employees, agents, contractors, designees, ultimate beneficial owners, partners or members, nor any other party acting on its behalf (collectively, the “Company Parties”), has, directly or indirectly, used any funds or other assets for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made any unlawful payment to any Governmental Entity or official thereof or to foreign or domestic political parties or campaigns, established or maintained a secret or unrecorded fund, or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the UK Bribery Act 2010, or any other applicable foreign anti-corruption law (collectively, the “Anti-Bribery Laws”). No Company Party has made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, legal or illegal (collectively, “Payments”), directly or indirectly or by or on behalf of the Company to (i) any Governmental Entity or official thereof where, to the Knowledge of the Company, such Payment was made to or for the use or benefit of such Governmental Entity or official thereof in violation of an Anti-Bribery Law; (ii) any other Person where, to the Knowledge of the Company, any part of such Payment would be directly or indirectly given or paid by such Person, or would reimburse such Person, for any Payment previously made, promised or given to any Governmental Entity or official thereof when such Payment could not be made directly and such Payment is in violation of an Anti-Bribery Law; or (iii) any Person where, to the Knowledge of the Company, such Payment violated any Laws in the country or countries of such Person or applicable to such Person or the Laws of the United States of America. The Company Parties have been in compliance with all legal requirements under, and are not in violation of, any Anti-Bribery Laws. No Company Party has received any communication, notice, or inquiry, whether formal or informal, from any Person that alleges, suggests, or indicates, that any Company Party has or may have violated, is not or may not be in compliance with, has or may have any liability under, or is being or may be investigated by any Governmental Entity for violations of, any Anti-Bribery Laws. No Company Party has received any communication, notice, or inquiry, whether formal or informal, from any Person requesting data or information from any Company Party in connection with any potential investigation of such Company Party for violation of any Anti-Bribery Laws. Neither Company, any Company Subsidiary nor any Affiliate thereof, and to the Knowledge of the Company, no agent of the Company, any Company Subsidiary or any Affiliate thereof, has or may have violated, is not or may not be in compliance with, has or may have any liability under, or is being or may be investigated by any Governmental Entity for violations of, any Anti-Bribery Laws.

(c) Without limiting the generality of Section 3.6(a), the Company and the Company Subsidiaries have conducted their export transactions in accordance with applicable provisions of United States and other applicable foreign jurisdiction export control Laws and regulations, including the Export Administration Act and implementing Export Administration Regulations. There are no pending or, to the Knowledge of the Company, threatened legal proceedings or other claims against the Company or any Company Subsidiary with respect to export licenses or other related approvals.

Section 3.7 SEC Filings; Financial Statements. Since September 1, 2008, the Company has filed with or otherwise furnished to (as applicable) the SEC all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed or furnished by it under the Securities Act and the Exchange Act (such documents and any other documents filed by the Company with the SEC, as supplemented, modified or amended since the time of filing and including all schedules, exhibits and other information incorporated by reference therein, are referred to collectively as the “Company SEC Documents”). As of their respective filing dates or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, the Company SEC Documents: (a) did not at the time each such document was filed contain, and in the case of filings made after the date hereof, will not contain, any untrue statement of a material fact or omit, and in the case of filings made after the date hereof, will not omit, to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (b) complied, and in the case of filings made after the date hereof, will comply, in each case in all material respects, with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, as in effect on the date each such document was filed. None of the Company Subsidiaries is currently required to file any forms, registration statements, prospectuses, reports or other documents with the SEC by Law or by Contract. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and the consolidated Company Subsidiaries, including the related notes and schedules included, or incorporated by reference, in the Company SEC Documents (collectively, the “Company Financial Statements”): (i) complied or, in the case of Company Financial Statements filed after the date hereof, will comply, as of their respective dates of filing, in each case in all material respects, with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) have been prepared or, in the case of Company Financial Statements filed after the date hereof, will be prepared in accordance with GAAP (as in effect in the United States on the date of such Company Financial Statement) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act), and (iii) fairly present, or, in the case of Company Financial Statements filed after the date hereof, will fairly present, in each case in all material respects, the consolidated financial position and the consolidated results of operations, cash flows and changes in common stock equity of the Company and the consolidated Company Subsidiaries as of the dates and for the periods referred to therein (except, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act).

Section 3.8 Internal Control and Disclosure Controls; Sarbanes-Oxley Compliance. (a) The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries. The Company: (a) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) effective to ensure that information required to be disclosed by the Company in the reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management (including the Company’s principal executive and principal financial officers, or persons performing similar functions) as appropriate to allow timely decisions regarding required disclosure and (b) based on its most recent evaluation of internal control prior to the date hereof, has disclosed to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, except with respect to clause (a) and (b), those failures to design or maintain that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) As of the date of this Agreement, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or, to the knowledge of the Company, threatened involving the Company or any Company Subsidiary, in each case regarding any accounting practices of the Company or any Company Subsidiary.

(c) Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”) with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries. The Company is otherwise in compliance with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the NYSE, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.9 No Undisclosed Liabilities. Except for those liabilities and obligations (a) set forth, reserved against or provided for in the audited consolidated balance sheet of the Company as of August 31, 2011 or in the unaudited consolidated balance sheet of the Company as of May 31, 2012, or in the respective notes thereto, (b) incurred in the ordinary course of business consistent with past practice since August 31, 2011, (c) incurred under this Agreement or in connection with the transactions contemplated hereby, including the Merger, or (d) that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is as of the date hereof subject to any liabilities or obligations of any nature, whether accrued, absolute, determined, determinable, fixed or contingent, that would be required to be recorded or reflected on a balance sheet in accordance with GAAP as in effect on the date of this Agreement. Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company Financial Statements or the Company SEC Documents.

Section 3.10 Absence of Certain Changes or Events. Since May 31, 2012, through the date of this Agreement, the business of the Company and the Company Subsidiaries has been conducted in the ordinary course since such date and there has not been any Company Material Adverse Effect or any change(s), event(s), state of circumstance(s) or development(s) which have had or would reasonably be expected to have, individually or in the aggregate with all other such change(s), event(s), state of circumstance(s) or development(s), a Company Material Adverse Effect.

Section 3.11 Information Supplied. None of the information to be included or incorporated by reference in the Proxy Statement will, at the date mailed to the Company’s shareholders or at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Acquiror or Merger Sub in writing expressly for inclusion or incorporation by reference in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act, the rules and regulations thereunder and other applicable Laws, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Acquiror or Merger Sub in writing expressly for inclusion or incorporation by reference in the Proxy Statement.

Section 3.12 Employee Benefit Plans. (a) Section 3.12(a) of the Company Disclosure Letter sets forth a true and complete list of each material Company Benefit Plan. “Company Benefit Plan” shall mean each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and any other plan, policy, program, practice, agreement, understanding or arrangement providing compensation or other benefits to any current or former director, officer, employee or individual consultant, which are maintained, sponsored or contributed to by the Company or any Company Subsidiary, or under which the Company or any Company Subsidiary has any material obligation or liability, contingent or otherwise, including all incentive, bonus, profit sharing, savings, deferred compensation, cafeteria, “voluntary employees’ beneficiary associations” under Section 501(c)(9)

of the Code (each a “VEBA”), medical, health, dental, life insurance, disability, accident, supplemental unemployment or retirement, employment, severance or salary or benefits continuation, fringe benefit, stock purchase or equity based compensation plans, policies or programs, whether formal or informal and whether or not subject to ERISA.

(b) With respect to each Company Benefit Plan, the Company has delivered to Acquiror correct and complete copies of each of the following documents, as applicable: (i) each Employee Benefit Plan and any amendments thereto (or if the Employee Benefit Plan is not a written agreement, an accurate description thereof); (ii) the current summary plan description and summaries of material modifications thereto, (iii) the related trust, group annuity contract, insurance, or other Contract that provides funding of such Company Benefit Plan, (iv) the prior three years’ Form 5500 filed with the IRS, (v) the most recent statement filed with the DOL pursuant to 29 U.S.C. Section 2520.104-23; (vi) the prior three years’ actuarial reports; (vii) the prior three years’ reports prepared in accordance with Statement of Financial Accounting Standards No. 87; (viii) the most recent determination or opinion letter received from the Internal Revenue Service with respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code; and (ix) all correspondence with any Governmental Entity regarding any alleged violation of law or other matter that remains unresolved with respect to any such Company Benefit Plan.

(c) Except as would not, and would not reasonably be expected to, have a Company Material Adverse Effect: (i) each Company Benefit Plan has been established, administered, and maintained in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, (ii) all premiums required by contract or law to be paid, all benefits, expenses and other amounts due and payable and all contributions, transfers or payments required to be made to or under the terms of any Company Benefit Plan have been timely made, paid or accrued and are reflected in the Company Financial Statements, and (iii) all Company Benefit Plans that are subject to Section 409A of the Code are in compliance, in both form and operation, with the requirements of Section 409A of the Code and the Treasury regulations and guidance thereunder. There are no so-called “rabbi trusts” or “secular trusts” established to satisfy, in whole or in part, the obligations of any Company Benefit Plan.

(d) Except as would not, and would not reasonably be expected to, have a Company Material Adverse Effect: (i) each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the IRS covering all applicable Tax law changes, as to its qualified status or may rely upon an opinion letter for a pre-approved plan, all amendments and filings required to maintain the qualified status of any such Company Benefit Plan after initial qualification have been adopted or made on a timely basis and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan under Section 401(a) of the Code, (ii) to the knowledge of the Company, no fact, event or omission has occurred which would reasonably be expected to cause any Company Benefit Plan to lose its qualification to provide tax-favored benefits under the Code (including under, without limitation, Sections 105, 106, 125, 132, 137 or 401(a) of the Code, (iii) to the knowledge of the Company, there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption), with respect to any Company Benefit Plan that would reasonably be expected to result in material liability to the Company, (iv) each asset held under any such Company Benefit Plan may be liquidated or terminated without the imposition of any material redemption fee or surrender charge and (v) no suit, administrative proceeding, claim, audit, examination, investigation, action or other litigation has been brought, or to the knowledge of the Company, is threatened against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS or DOL (other than routine benefits claims), and (vi) neither the Company nor any Company Subsidiary has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, DOL or any other Governmental Entity with respect to any Company Benefit Plan that remains unresolved, and to the knowledge of the Company, no plan defect including, without limitation, any defect that would qualify for correction under any such program, exists.

(e) Section 3.12(e) of the Company Disclosure Letter lists each Company Benefit Plan that provides health or other welfare benefits after retirement or other termination of employment for current, former or future retired or terminated employees, their spouses, or their dependents (other than (i) continuation coverage required under Section 4980B(f) of the Code or other similar applicable Law, (ii) coverage or benefits the full cost of which is borne by the employee or former employee (or any beneficiary of the employee or former employee) or (iii) benefits provided during any applicable severance period). Each Company Benefit Plan listed on Section 3.12(e) of the Company Disclosure Letter contains language intended to reserve the right of the Company to amend, modify or terminate such plan in any respect, subject to the terms of any applicable collective bargaining agreement.

(f) Section 3.12(f) of the Company Disclosure Letter lists each Company Benefit Plan that is a single-employer pension plan subject to Title IV of ERISA or part 3 of Subtitle A of ERISA or Section 412 of the Code (each, a “Single Employer Plan”). With respect to each Single Employer Plan, (i) the most recent adjusted funding target attainment percentage (within the meaning of Section 436 of the Code or Section 206 of ERISA) of such Company Benefit Plan certified by the plan’s actuary is at least 80%, and is not subject to benefit restrictions or at risk as defined in the Code or ERISA, (ii) no reportable event (within the meaning of Section 4043 of ERISA, other than an event for which the reporting requirements have been waived by regulations) has occurred, (iii) neither the Company nor any Company Subsidiary has failed to satisfy the minimum funding standard within the meaning of Sections 412 and 430 of the Code or Sections 302 and 303 of ERISA, or obtained a waiver of any minimum funding standard or any amortization period under Section 412 of the Code or Section 302 of ERISA, (iv) neither the Company nor any ERISA Affiliate is required to provide security under Section 436(f) of the Code, (v) all premiums (and interest charges and penalties for late payment, if applicable) have been paid when due to the Pension Benefit Guaranty Corporation (“PBGC”) and, to the knowledge of the Company, no facts exist other than changes to applicable law which will materially increase those premiums within three years of the Closing Date, (vi) no filing has been made by the Company or any Company Subsidiary with the PBGC to terminate any Single Employer Plan and no proceeding has been commenced by the PBGC to terminate, or appoint a trustee under Title IV of ERISA to administer, any Single Employer Plan, (vii) no liability has been incurred under Section 4062(e) of ERISA, (viii) the Company has not withdrawn as a substantial employer so as to become subject to the provisions of Section 4063 of ERISA or ceased making contributions on or before the date of the Closing to any employee pension benefit plan subject to Section 4064(a) of ERISA to which the Company made contributions at any time during the six years prior to the date of Closing and (ix) on the date of this Agreement no participant or beneficiary under such Single Employer Plan, other than the Robbins & Myers, Inc. Pension Plan for Hourly Employees, is continuing to accrue a benefit under such Single Employer Plan (i.e., such plan is a frozen plan) and after September 30, 2012, no participant or beneficiary under the Robbins & Myers, Inc. Pension Plan for Hourly Employees will continue to accrue a benefit under such plan (i.e., such plan will be a frozen plan).

(g) None of the Company Benefit Plans is a multiemployer pension plan (as defined in Section 3(37) of ERISA). To the knowledge of the Company, neither the Company nor any ERISA Affiliate has contributed to, or ever had an obligation to contribute to, any such multiemployer pension plan.

(h) Section 3.12(h)(1) of the Company Disclosure Letter lists each Company Benefit Plan that provides for the payment (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this Agreement, including the Merger (either alone or upon the occurrence of any additional or subsequent event), to any employee, officer or director of the Company or any Company Subsidiary who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Company Benefit Plan that is reasonably expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). Neither the Company nor any Company Subsidiary is a party to any Contract that has resulted or could result, separately or in the aggregate, in an obligation to indemnify, gross-up or otherwise compensate any Person, in whole or in part, for any excise tax under Section 4999 of the Code that is imposed on such Person or any other Person. Neither the execution of this Agreement, stockholder approval of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with the occurrence of any additional or subsequent event) is reasonably expected to: (i) entitle any employees of the Company or any Company Subsidiary to severance pay or any increase in severance pay upon any termination of employment after the date hereof or (ii) accelerate the time of payment or vesting, result in any payment, delivery or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount of or value of any benefit payable or result in any other material obligation pursuant to any of the Company Benefit Plans. To the knowledge of the Company and subject to the terms of any applicable collective bargaining agreement(s), no communication regarding, or provision of, any Company Benefit Plan other than individual agreements or collective bargaining agreements restricts the Company’s right to merge, amend or terminate any Company Benefit Plan.

(i) To the knowledge of the Company, each Company Benefit Plan that is subject to the Laws of any jurisdiction outside of the United States (a “Foreign Plan”) is, and has been, established, registered, qualified, administered, funded, and invested in compliance in all material respects with the terms thereof and all applicable laws, including Section 409A of the Code, (2) with respect to each Foreign Plan, all required filings and reports have been made in a timely and complete manner with the applicable Governmental Entities; (3) all obligations of the Company and the Company Subsidiaries to or under the Foreign Plans (whether pursuant to the terms thereof or any applicable laws) have been satisfied, and there are no outstanding defaults or violations thereunder by the Company or any Company Subsidiary, (4) full payment has been made in a timely manner of all amounts that are required to be made as contributions, payments or premiums to or in respect of any Foreign Plan under applicable Law, the terms of any Foreign Plan or any agreement relating to a Foreign Plan, (5) no taxes, penalties or fees are due by the Company or any Company Subsidiary with respect to any Foreign Plan and (6) no Foreign Plan is a “defined benefit plan” as defined in Section 3(35) of ERISA (whether or not the Foreign Plan is subject to ERISA).

Section 3.13 Labor and Other Employment Matters. (a) The Company and each Company Subsidiary is, and since January 1, 2010 has been, in compliance in all material respects with: (i) all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours, and (ii) all collective bargaining agreements. Neither the Company nor any Company Subsidiary is engaged in, and since January 1, 2010 has not engaged in, any unfair labor practice in any material respect. Section 3.13(a) of the Company Disclosure Letter lists each collective bargaining agreement covering the terms of employment of any employee of the Company or any Company Subsidiary. No labor union or collective bargaining agreement is currently being negotiated by or involves the Company or any Company Subsidiary and there is no material pending or, to the knowledge of the Company, threatened demand for recognition or certification and no representation or certification proceedings or petitions relating to the Company or any Company Subsidiary. There is no material ongoing, and to the knowledge of the Company, no material pending or threatened, work stoppage, slowdown, labor strike, labor dispute, union organizing efforts or requests for representation against the Company or any Company Subsidiary. To the knowledge of the Company, there are no pending or threatened material grievances or arbitration proceedings arising out of or under any labor union or collective bargaining agreement.

(b) Section 3.13(b) of the Company Disclosure Letter sets forth a true and complete list of all (i) severance or employment agreements with directors, officers or employees of the Company or any Company Subsidiary, (ii) severance programs of the Company or any Company Subsidiary with or relating to its employees, and (iii) plans, programs or other agreements of the Company or any Company Subsidiary with its directors, officers or employees which contain change in control provisions, other than any Company Benefit Plan disclosed in Section 3.12(a) of the Company Disclosure Letter.

Section 3.14 Contracts. (a) All Contracts, including material amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed, and no such Contract has been amended or modified in any material respect, except for such amendments or modifications which have been filed as an exhibit to a subsequently dated and filed Company SEC Document. All such filed Contracts (excluding any redacted portions thereof) shall be deemed to have been made available to Acquiror.

(b) Other than the Contracts referenced in Section 3.14(a), Section 3.14(b) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each Contract to which the Company or any Company Subsidiary is a party and which constitutes: (i) an agreement that limits in any material respect the freedom of the Company or any Company Subsidiary to compete in any line of business or sell, supply or distribute any product or service in any geographic area; (ii) a joint-venture or partnership agreement; (iii) an agreement that involves future expenditures or receipts by the Company or any Company Subsidiary of more than $3,000,000 in any one year period that cannot be terminated on less than 90 days’ notice without material payment or penalty; (iv) an acquisition agreement that contains “earn-out” or other contingent payment obligations that, in the case of contingent payment obligations, could reasonably be expected to result in future payments by the Company or a Company Subsidiary in excess of $3,000,000; (v) an agreement relating to Indebtedness or that grants or evidences a Lien on any material properties or assets of the Company or any Company Subsidiary in excess of $3,000,000 individually; (vi) other than leases, licenses or occupancy agreements in the way of easements or rights of way, a lease or sublease with respect to leased real property that involves annual rental payments in excess of $3,000,000 per year; (vii) a Contract (A) for the sale by the Company or any Company Subsidiary of materials, supplies, goods, services, equipment or other assets, and that involve or would reasonably be expected to involve aggregate payments in any one year to the Company or any Company Subsidiary of $3,000,000 or more, or (B) pursuant to which the Company or any Company Subsidiary received payments of more than $3,000,000 in the fiscal year ending August 31, 2011 or expects to receive payments of more than $3,000,000 in the fiscal year ending August 31, 2012; (viii) a Contract that requires the Company or any Company Subsidiary to purchase its total requirements of any product or service from a Person or that contains “take or pay” provisions, in each case, requiring the payment of an amount in excess of $3,000,000 per year; (ix) a material Contract pursuant to which the Company or any Company Subsidiary has agreed to deal with a Person on an exclusive basis; and (x) a Contract relating to the pending acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) for consideration in excess of $5,000,000.

Each Contract of the type described in Section 3.14(a) or Section 3.14(b) is referred to herein as a “Company Scheduled Contract.”

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Scheduled Contract is a valid and binding obligation of the Company or the Company Subsidiary party thereto and, to the knowledge of the Company, of the other parties thereto, enforceable against the Company or the Company Subsidiary party thereto and, to the knowledge of the Company, against the other parties thereto in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought; (ii) the Company and each Company Subsidiary has, and to the knowledge of the Company, each other party thereto has, performed all respective obligations required to be performed by it under the Company Scheduled Contracts and is not (with or without notice or lapse of time, or both) in breach thereunder; and (iii) neither of the Company nor any Company Subsidiary has any knowledge of, or has received written notice of, any violation or default by it under any Company Scheduled Contract to which it is a party or by which it or any of its properties or assets is bound or affected.

Section 3.15 Litigation. As of the date hereof, there is no suit, claim, action, investigation, arbitration or proceeding to which the Company or any Company Subsidiary is a party or with respect to which any of their respective property is affected, as the case may be, pending or, to the knowledge of the Company, threatened that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction, judgment or decree that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.16 Properties. (a) The Company and each Company Subsidiary has good and valid title to, or valid leasehold interests in, all their respective properties and assets (“Properties”), except in respects that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. All such properties and assets, other than properties and assets in which the Company or any of the Company Subsidiaries has leasehold interests, are free and clear of all Liens other than Permitted Liens. This Section 3.16 does not relate to Intellectual Property Rights, which are the subject of Section 3.18.

(b) The Company and each of the Company Subsidiaries has complied with the terms of all leases to which it is a party, and all leases to which the Company or any Company Subsidiary is a party and under which it is in possession are in full force and effect, except for such noncompliance or failure to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary is in possession of the properties or assets purported to be leased under all its leases, except for such failures to have such possession as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.17 Environmental Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) The Company and each Company Subsidiary are and, for the past five years have been, operating in compliance with applicable Environmental Laws, which compliance includes the possession, maintenance of, compliance with, or application for, all Environmental Permits required under applicable Environmental Laws for the operation of the business of the Company and each Company Subsidiary All such Environmental Permits are final, valid and in full force and effect, and where necessary, a renewal application has been timely filed. No action is pending, or to the knowledge of the Company threatened, to revoke, suspend, or modify any such Environmental Permits.

(ii) Neither the Company nor any Company Subsidiary has (A) produced, processed, manufactured, generated, transported, treated, handled, used, stored, disposed of or Released any Hazardous Substances, except in compliance with Environmental Laws, at any Property, (B) transported or arranged for the transportation, treatment, storage, or disposal of any Hazardous Substances off-site in connection with their ownership, use, operation or maintenance of the business or the Property in a manner that may lead to claims against Acquiror or Merger Sub for clean-up costs, remedial work, damages to natural resources or for personal or property damage injury claims, or (C) exposed any employee or any third party to any Hazardous Substances under circumstances reasonably expected to give rise to any Liability or obligation under any Environmental Law or common law.

(iii) Since August 31, 2007, none of the Company or any Company Subsidiary has received any written notice, demand, letter or claim alleging that the Company or such Company Subsidiary is in violation of, or liable under, any Environmental Law.

(iv) None or the Company or any Company Subsidiary is operating or required to be operating under any compliance order, schedule, decree or agreement, any consent decree, order or agreement, or corrective action decree, order or agreement issued or entered into under any Environmental Law or any Law regarding health or safety in the work place. In addition, since August 31, 2007, none of the Company or any Company Subsidiary has entered into any consent decree or is subject to any judgment relating to compliance with Environmental Laws the subject matter of which, in either such case, has not been resolved.

(v) There are no encumbrances, deed restrictions, or notices in favor of any Governmental Entity on any of the Property for (i) as a result of any Release of Hazardous Substances, (ii) any liability under Environmental Laws or (iii) damages arising from or costs incurred by such Governmental Entity in response to a Release of Hazardous Substances arising under or pursuant to any Environmental Laws, and none of the Company or any Company Subsidiary is required to place any notice or restriction relating to the presence of Hazardous Substances at any of the Properties.

(vi) To the Knowledge of the Company, there are no Environmental Remediation Costs that are required by Law to be expended relating to the operation of the business or addressing any Releases on, at, or under the Properties for which any payment or accrual on the Company’s financial statements will be required.

(b) The Company and each Company Subsidiary has provided Acquiror with copies of reports in their possession prepared at any time since August 31, 2002 reflecting the Environmental Conditions of the soil, surface water, groundwater and sediments on or underlying the Properties, and any violations of Environmental Law known to them that have not been remedied.

Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.17 are the sole and exclusive representations and warranties made by the Company in this Agreement with respect to Hazardous Substances, Environmental Laws, Environmental Permits and any other matter related to the environment or the protection of human health and worker safety.

Section 3.18 Intellectual Property. The Company and the Company Subsidiaries own, or are validly licensed or otherwise have the right to use, all Intellectual Property as used in their business as presently conducted, except where the failure to have the right to use such Intellectual Property, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. No actions, suits or other proceedings are pending or, to the knowledge of the Company, threatened alleging that the Company or any of the Company Subsidiaries is infringing, misappropriating or otherwise violating the rights of any Person with regard to any Intellectual Property, except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no Person is infringing, misappropriating or otherwise violating the rights of the Company or any of the Company Subsidiaries with respect to any Intellectual Property owned by the Company or any of the Company Subsidiaries, except for such infringement, misappropriation or violation that, individually or in the aggregate, would not reasonably be expected to have, a Company Material Adverse Effect.

Section 3.19 Tax Matters. (a) The Company and each Company Subsidiary have: (i) timely filed with the appropriate taxing authority all material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and accurate, and (ii) timely paid all material Taxes payable (including Taxes that the Company or any Company Subsidiary are or were required to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, member or other third party), by or with respect to the Company or a Company Subsidiary (whether or not shown as due on any Tax Return) except in each case of clause (i) or (ii) with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves, in accordance with GAAP, are reflected in the Company Financial Statements and which are disclosed in the Company Disclosure Letter;

(b) (i) Neither the Company nor any Company Subsidiary is currently subject to an audit or similar proceeding with regard to any material Taxes or Tax Returns of the Company or any Company Subsidiary; (ii) to the knowledge of the Company, there are no audits or other similar proceedings pending with regard to any material Taxes or Tax Returns of the Company or any Company Subsidiary; (iii) neither the Company nor any Company Subsidiary is presently contesting any material Tax liability; and (iv) neither the Company nor any Company Subsidiary has waived in writing any statute of limitations or is operating under an extension of a statute of limitations with respect to a material amount of Taxes for any tax year for which the statute of limitations is open.

(c) There are no Tax Liens upon any property or assets of the Company or any Company Subsidiary other than Liens for current Taxes not yet due and payable and Liens for Taxes being contested in good faith by appropriate proceedings which are reflected in the Company Financial Statements.

(d) Neither the Company nor any Company Subsidiary constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a transaction that was intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(e) Neither the Company nor any Company Subsidiary is a party to any Contract that has resulted or could result, separately or in the aggregate, (i) in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law), (ii) in the payment of any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local or foreign Tax law), or (iii) an obligation to indemnify, gross-up or otherwise compensate any Person, in whole or in part, for any excise tax under Section 4999 of the Code that is imposed on such Person or any other Person.

(f) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any (i) change in a method of accounting for a Tax period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (iii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date or (vi) election under Section 108(i) of the Code.

(g) Neither the Company nor any Company Subsidiary is a party to or bound by any Tax allocation or sharing agreement, Tax indemnity agreement or any similar agreement relating to Taxes. Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated, consolidated, combined, unitary or aggregate group for Tax purposes (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provisions of state, local or foreign law), as transferee or successor, by contract, or otherwise.

(h) Neither the Company nor any Company Subsidiary has participated in, is currently participating in or has liability for the payment of any Tax resulting from a Person’s participation in a “reportable transaction” within the meaning of in Section 6707A(c) of the Code or Treasury Regulations Section 1.6011-4(b).

Section 3.20 Opinion of Financial Advisor. The Company Board has received the written opinion of Citigroup Global Markets, Inc., the Company Board’s financial advisor, to the effect that the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Shares.

Section 3.21 Required Vote. The affirmative vote of the holders of two-thirds of all outstanding Company Common Shares entitled to vote at the Company Shareholder Meeting is the only vote required of the holders of any class or series of capital stock or other Equity Interests of the Company or any Company Subsidiary to adopt this Agreement and approve the transactions contemplated hereby, including the Merger (the “Company Shareholder Approval”).

Section 3.22 Brokers. Except for the Company’s obligations to Citigroup Global Markets, Inc., the Company’s financial advisor, which has been engaged on terms disclosed to Acquiror, neither the Company nor any Company Subsidiary, nor any of their respective directors, officers or employees, has incurred, on behalf of the Company or any Company Subsidiary, any obligation to pay any brokerage, finders’, financial advisory or similar fee in connection with the transactions contemplated by this Agreement.

Section 3.23 Takeover Laws. No “moratorium,” “control share acquisition,” “fair price,” “business combination” or other anti-takeover Law (including, without limitation, Chapter 1704 of the OGCL) or anti-takeover provision of the Company Articles or Company Regulations is applicable to this Agreement, the Merger or any other transaction contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Except as set forth in, or qualified by any matter set forth in, the disclosure letter delivered by Acquiror and Merger Sub to the Company prior to the execution of this Agreement (it being agreed that disclosure of any item in any section or subsection of such disclosure letter shall also be deemed to be disclosed with respect to any other section or subsection to which the relevance of such item is reasonably apparent from the face of such disclosure letter) (the “Acquiror Disclosure Letter”), Acquiror and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1 Organization and Qualification. (a) Each of Acquiror and Merger Sub is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of Acquiror and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the ability of Acquiror and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(b) Acquiror has made available to the Company true and complete copies of the certificate or articles of incorporation and bylaws or regulations, or equivalent organizational or governing documents, of each of Acquiror and Merger Sub, each as in effect as of the date hereof. Neither Acquiror nor Merger Sub is in material violation of any provision of its certificate or articles of incorporation or by-laws or regulations (or equivalent organizational document).

Section 4.2 Authority. Each of Acquiror and Merger Sub has the requisite corporate or other legal entity, as the case may be, power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger, subject to any regulatory approvals referenced in Section 4.4. The execution and delivery of this Agreement by each of Acquiror and Merger Sub, and the consummation by Acquiror and Merger Sub of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all requisite corporate or other legal entity, as the case may be, action on the part of Acquiror and Merger Sub and no other corporate or other legal entity, as the case may be, proceedings on the part of Acquiror or Merger Sub, and no shareholder or other equity holder votes, are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly authorized and validly executed and delivered by Acquiror and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms, except that: (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.3 No Conflict. None of the execution, delivery or performance of this Agreement by Acquiror or Merger Sub or the consummation by Acquiror or Merger Sub of the Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both): (a) conflict with or violate any provision of the certificate or articles of incorporation or bylaws or regulations, or any equivalent organizational or governing documents, of Acquiror or Merger Sub; (b) assuming that all consents, approvals, authorizations and permits described in Section 4.4 have been obtained and all filings and notifications described in Section 4.4 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Acquiror, Merger Sub or any other Acquiror Subsidiary or any of their respective properties or assets; or (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of Acquiror, Merger Sub or any other Acquiror Subsidiary pursuant to, any Contract or permit to which Acquiror, Merger Sub or any other Acquiror Subsidiary is a party or by which they or any of their respective properties or assets are bound, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences or Liens which, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the ability of Acquiror and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

Section 4.4 Required Filings and Consents. None of the execution, delivery or performance of this Agreement by Acquiror and Merger Sub or the consummation by Acquiror and Merger Sub of the Merger or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration or qualification with or notification to, any Governmental Entity, other than (a) the filing and recordation of the Certificate of Merger as required by the OGCL, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with the applicable requirements of the Exchange Act, and (d) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the ability of Acquiror and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

Section 4.5 Information Supplied. None of the information to be supplied by Acquiror and Merger Sub in writing expressly for inclusion or incorporation by reference in the Proxy Statement will, at the date mailed to the Company’s shareholders or at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6 Litigation. As of the date hereof, there is no suit, claim, action, investigation, arbitration or proceeding to which Acquiror, Merger Sub or any other Acquiror Subsidiary is a party or with respect to which any of their respective property is affected, as the case may be, pending or, to the knowledge of Acquiror, threatened that, individually or in the aggregate, would reasonably be expected to prevent or materially delay or materially impair the ability of Acquiror and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement or challenges the validity or propriety of the Merger. None of Acquiror, Merger Sub or any other Acquiror Subsidiary is subject to any outstanding order, writ, injunction, judgment or decree that, individually or in the aggregate, would reasonably be expected to prevent or materially delay or materially impair the ability of Acquiror and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

Section 4.7 Ownership of Company Capital Shares. None of Acquiror or any of Acquiror’s direct or indirect Subsidiaries owns, beneficially or of record, any Shares or any other securities convertible into or exchangeable or exercisable for, Company Common Shares or any other equity interests of the Company or the Company Subsidiaries.

Section 4.8 Funds Available. Acquiror and Merger Sub at the Closing will have sufficient funds to consummate the Merger and the other transactions contemplated hereby, including payment in full of the Aggregate Merger Consideration and payments in respect of Company Equity Awards pursuant to Section 2.4 and all fees, costs and expenses in connection with the transactions contemplated hereby.

Section 4.9 Ownership of Merger Sub; No Prior Activities. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly by Acquiror. Except for obligations or liabilities incurred in connection with its incorporation and the transactions contemplated by this Agreement, Merger Sub has not, and prior to the Effective Time will not have, incurred, directly or indirectly through any Subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 4.10 Management Agreements. As of the date hereof, none of Acquiror, Merger Sub or any of their respective executive officers or directors, has entered into any agreement, arrangement or understanding with any of the executive officers or directors of the Company or any of its Subsidiaries that is currently in effect or would or is expected to become effective in the future (upon consummation of the Merger or otherwise) and that, if effective at the date hereof, would be required to be disclosed under Item 1005(d) of Regulation M-A under the Exchange Act.

Section 4.11 Brokers. As of the date hereof, none of Acquiror, Merger Sub or any other Acquiror Subsidiary, nor any of their respective shareholders, members, directors, officers, employees or affiliates, has incurred or will incur on behalf of Acquiror, Merger Sub or any other Acquiror Subsidiary, any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business Pending the Closing. (a) Between the date of this Agreement and the Effective Time, except as set forth in Section 5.1(a) of the Company Disclosure Letter, as contemplated by any other provision of this Agreement, or as required by applicable Law, by a Governmental Entity of competent jurisdiction or by the rules or requirements of the New York Stock Exchange, unless Acquiror shall otherwise agree in writing (which agreement shall not be unreasonably withheld, delayed or conditioned), the Company shall and shall cause each Company Subsidiary to: (a) conduct its operations only in the ordinary course of business, (b) comply in all material respects with all Laws, orders and permits applicable to them, and (c) use commercially reasonable efforts to preserve substantially intact its business organization and maintain satisfactory relationships with third parties and Governmental Entities having significant business dealings with it and to keep available the services of its key officers and employees. Without limiting the foregoing, except as set forth in Section 5.1(a) of the Company Disclosure Letter, as contemplated by any other provision of this Agreement or as required by applicable Law, by a Governmental Entity of competent jurisdiction or by the rules and requirements of the New York Stock Exchange, the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, do any of the following without the prior written consent of Acquiror (which consent shall not be unreasonably withheld, delayed or conditioned):

(i) amend its articles of incorporation, regulations or equivalent organizational documents;

(ii) issue or authorize the issuance, pledge, transfer, subject to any Lien, sell or otherwise encumber or dispose of, any Equity Interests in the Company or any Company Subsidiary, or securities convertible into, or exchangeable or exercisable for, any such Equity Interests, or any rights of any kind to acquire any such Equity Interests or such convertible or exchangeable securities, other than (A) the issuance of Shares upon the exercise of Company Options outstanding on the date of this Agreement, and the vesting or settlement of Other Equity-Based Awards outstanding or as of the close of business on the date of this Agreement, in accordance with their terms, and (B) the issuance of Equity Interests in a wholly-owned Company Subsidiary to the Company or another Company Subsidiary;

(iii) sell, pledge, dispose of, transfer, lease, license or encumber any material property or assets of the Company or any Company Subsidiary, except pursuant to existing Company Scheduled Contracts and except for: (x) dispositions of obsolete equipment or assets, in each case, in the ordinary course of business consistent with past practice, or (y) dispositions in amounts not to exceed $10,000,000 individually or $15,000,000 in the aggregate;

(iv) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than (A) regular quarterly cash dividends paid by the Company at the times and in the manner paid in the past by the Company and in an amount per share of Company Common Stock not more than $0.05 for quarterly dividends paid for periods commencing prior to August 31, 2012, and not more than $0.055 for quarterly dividends paid for periods commencing after that date, (B) dividends paid by a Company Subsidiary to its owners on a pro rata basis or (C) dividend equivalent rights on Other Equity-Based Awards payable by the Company pursuant to the Company Equity Plans), enter into any agreement with respect to the voting or registration of its Equity Interests or reduce its authorized capital;

(v) other than (A) in the case of wholly-owned Company Subsidiaries, or (B) in the case of cashless exercises of Company Options, or Tax withholdings on the vesting or payment of Restricted Shares and Other Equity-Based Awards, reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its Equity Interests;

(vi) merge or consolidate the Company or any Company Subsidiary with any Person (other than the merger of a wholly-owned Company Subsidiary into the Company or another wholly-owned Subsidiary) or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the liquidation or dissolution of a wholly-owned Company Subsidiary into the Company or another wholly-owned Company Subsidiary);

(vii) acquire (including by merger, consolidation or acquisition of stock or assets) any interest in any Person or any assets, other than acquisitions of assets in the ordinary course of business;

(viii) incur any Indebtedness for borrowed money or issue any debt securities, or assume or guarantee the obligations of any Person (other than a wholly-owned Company Subsidiary) for borrowed money, except: (A) in connection with refinancings of existing Indebtedness for borrowed money as such Indebtedness matures upon market terms and conditions, so long as the amount of Indebtedness following such refinancing shall not exceed the amount of Indebtedness immediately prior to the refinancing, or (B) for borrowings in the ordinary course of business pursuant to credit facilities existing as of the date of this Agreement;

(ix) make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly-owned Company Subsidiary) other than as set forth in the Company’s Capital Expenditures Budget;

(x) except to the extent required by Law (including to avoid the imposition of penalty taxes under Section 409A of the Code) or the existing terms of any Company Benefit Plan: (A) other than in the ordinary course after September 30, 2012 (in an amount not to exceed 3.5% on the average), increase the compensation or benefits payable or to become payable to its directors, officers or employees; (B) grant any rights to severance or termination pay to, or enter into or amend any employment or severance agreement with, any director, executive officer or employee of the Company or any Company Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, pension, retirement, deferred compensation, employment, termination, severance or other plan or agreement for the benefit of any director, executive officer or employee; or (C) other than in connection with the consummation of the Merger, take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan;

(xi) (A) make or change any material Tax election, (B) settle or compromise any material liability for Taxes, or (C) file any material amendment to Tax Returns, in each case in a manner which is: (x) not in the ordinary course of business, (y) inconsistent with the past practices of any of the Company or any Company Subsidiary, as applicable, with respect to the treatment of items on such Tax Returns, or (z) inconsistent with any amount reflected on the Company Financial Statements pursuant to FIN 48 (FASB 740-10);

(xii) make any material change in accounting policies or procedures, other than as required by GAAP;

(xiii) make or commit to make any capital expenditures, that in the aggregate exceed the Company’s Capital Expenditures Budget; provided, however, that notwithstanding the foregoing, the Company and any Company Subsidiary shall be permitted to make emergency capital expenditures in any amount (A) required by a Governmental Entity or (B) that the Company reasonably determines is required in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident or natural disaster or other force majeure event;

(xiv) enter into, terminate early, amend or modify in any material respect a Company Scheduled Contract, other than in the ordinary course of business;

(xv) institute, settle, or agree to settle any litigation, investigation, proceeding, or other claim pending or threatened before any arbitrator, court or other Governmental Entity in any manner involving the payment of an amount in excess of $1,000,000 individually or $5,000,000 in the aggregate;

(xvi) except for transactions between (A) the Company and wholly-owned Company Subsidiaries or (B) among wholly-owned Company Subsidiaries, redeem, repurchase, defease, cancel or otherwise acquire any Indebtedness, other than (w) at or within 120 days of stated maturity, (x) pursuant to any required amortization payments and mandatory prepayments or (y) in connection with refinancings permitted by clause (viii) above;

(xvii) enter into or initiate any Tax planning or structuring project relating to the Company or any Company Subsidiary; or

(xviii) authorize or enter into any Contract to do any of the foregoing.

Acquiror will, promptly following the date hereof, designate two individuals from either of whom the Company may seek approval to undertake any actions not permitted to be taken under this Section 5.1(a), and will ensure that such persons will respond, on behalf of Acquiror, to the Company’s requests in an expeditious manner but in any event no later than two Business Days after the Company’s request.

(b) Nothing contained in this Agreement is intended to give Acquiror or Merger Sub, directly or indirectly, the right to control or direct the operations of this Company or any Company Subsidiary prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations and the operations of the Company Subsidiaries.

Section 5.2 Preparation of the Proxy Statement; Shareholder Meeting. (a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file a preliminary Proxy Statement with the SEC to solicit proxies for the Company Shareholder Approval. Subject to Section 5.4, the Proxy Statement shall include the Company Board Recommendation. Acquiror shall cooperate with the Company in the preparation and filing of the Proxy Statement, and shall furnish all information concerning it that is necessary in connection with the preparation of the Proxy Statement and is requested by the Company. The Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing and the Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s common shareholders, in each case as promptly as reasonably practicable after the Company learns that the Proxy Statement will not be reviewed or that the SEC staff has no further comments thereon. Prior to filing or mailing the Proxy Statement or filing any other required documents (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Acquiror with an opportunity to review and comment on such document or response and shall give good faith consideration to any comments made by Acquiror and its counsel. The Company shall notify Acquiror promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Acquiror with copies of all correspondence between the Company and the SEC or its staff with respect to the Proxy Statement or the transactions contemplated by this Agreement.

(b) If, at any time prior to obtaining the Company Shareholder Approval, any information relating to the Company or Acquiror, or any of their respective affiliates, officers or directors, is discovered by the Company or Acquiror that should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall as promptly as practicable notify the other party and an appropriate amendment or supplement describing such information shall be filed with the SEC as promptly as practicable after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to the common shareholders of the Company. The Proxy Statement will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and other applicable Law, including the regulations and requirements of the New York Stock Exchange.

(c) The Company shall, as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC for mailing to the Company’s common shareholders in accordance with Section 5.2(a), duly call, give notice of, convene and hold the Company Shareholder Meeting. Notwithstanding the foregoing sentence, if on a date for which the Company Shareholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares to constitute a quorum and to obtain the Company Shareholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Shareholder Meeting; provided, that the Company Shareholder Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the Company Shareholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). At the Company Shareholder Meeting, unless there shall have been a Change of Recommendation in accordance with Section 5.4, the Company Board shall recommend that the Company’s shareholders adopt this Agreement and approve the transactions contemplated by this Agreement, including the Merger (the “Company Board Recommendation”), and the Company shall, unless there has been a Change of Recommendation, use its reasonable best efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, and to take all other action necessary or advisable to secure the Company Shareholder Approval.

Section 5.3 Access to Information; Confidentiality. (a) From the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary and each of their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, “Company Representatives”) to: (i) provide to Acquiror and Merger Sub and their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents, and other representatives (collectively, the “Acquiror Representatives”) reasonable access during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company or any Company Subsidiary, upon prior written notice to the Company, to the officers, employees, auditors, properties, offices and other facilities of the Company and the Company Subsidiaries and to their books and records; (ii) furnish promptly information concerning the business, properties, contracts, assets and liabilities of the Company and Company Subsidiaries as Acquiror or the Acquiror Representatives reasonably may request; and (iii) to the extent permitted by Law, furnish promptly each report, schedule and other document filed or received by the Company or any of the Company Subsidiaries pursuant to the requirements of federal or state securities or regulatory Laws or filed with or sent to the SEC, the U.S. Department of Justice, the Federal Trade Commission or any other Governmental Entity; provided, however, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes in good faith that doing so would: (A) result in the loss of attorney-client privilege; (B) violate any obligations of the Company or any Company Subsidiary with respect to confidentiality to any third party or otherwise breach, contravene or violate any then effective Contract to which the Company or any Company Subsidiary is a party; or (C) breach, contravene or violate any applicable Law (including the HSR Act or any other antitrust or competition Law) (provided that the Company shall use its reasonable best efforts to (a) allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege with respect to clause (A) of this proviso, (b) obtain the required consent of such third party to provide access to or disclosure such information with respect to clause (B) of this proviso, or (c) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Acquiror and the Company with respect to clauses (A), (B) or (C) of this proviso); it being understood and agreed that the Company shall advise Acquiror in such circumstances that it is unable to comply with Acquiror’s reasonable requests for information as a result of attorney-client privilege, Contract obligations or applicable Law and the Company shall use its reasonable best efforts to generally describe the information being withheld. No review pursuant to this Section 5.3 shall have any effect for the purpose of determining the accuracy of any representation or warranty given by any of the parties hereto to any of the other parties hereto.

(b) With respect to the information disclosed pursuant to Section 5.3(a), Acquiror shall comply with all of its obligations under the Confidentiality Agreement dated March 12, 2012 among the Company and Acquiror (the “Confidentiality Agreement”).

Section 5.4 No Solicitation of Transactions; Change of Recommendation. (a) From and after the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, the Company shall not, and shall cause the Company Subsidiaries not to, and shall not authorize or permit any of its officers, directors, or employees to, and shall instruct the Company Representatives not to on behalf of the Company, directly or indirectly: (i) initiate or knowingly solicit, encourage or facilitate the submission of any Acquisition Proposal, or (ii) respond to any inquiries regarding, participate in any discussions or negotiations with any person, or furnish to any person any nonpublic information, with respect to an Acquisition Proposal. The Company shall, and shall cause its Subsidiaries to, cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Acquisition Proposal and shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of the Company or any of its Subsidiaries that was furnished by or on behalf of the Company and its Subsidiaries to return or destroy (and confirm destruction of) all such information.

(b) Notwithstanding anything to the contrary contained in Section 5.4(a), if, at any time following the date of this Agreement and prior to the Company obtaining the Company Shareholder Approval: (i) the Company receives a bona fide written Acquisition Proposal from a third party that did not result from a breach of this Section 5.4, and (ii) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal or that failure to take the actions described below in clauses (A) and (B) would be inconsistent with the Company Board’s fiduciary duties, then the Company may (and may authorize and permit its Affiliates and Company Representatives to), subject to providing prior notice to Acquiror as provided in Section 5.4(c) of its decision to take any such action: (A) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Acquisition Proposal and its representatives and financing sources, and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal and its representatives regarding such Acquisition Proposal; provided, however, that the Company: (x) shall not, shall not allow the Company Subsidiaries to, shall not permit or authorize the directors and officers of the Company to, and shall instruct the Company Representatives not to, disclose any nonpublic information to such Person without first entering into an Acceptable Confidentiality Agreement with such Person, and (y) shall, as promptly as reasonably practicable, provide to Acquiror any material information concerning the Company or the Company Subsidiaries provided or made available to such other Person (or its representatives) which was not previously provided or made available to Acquiror.

(c) The Company shall, as promptly as reasonably practicable, notify Acquiror in writing if the Company receives a written Acquisition Proposal (including the material terms and conditions of such Acquisition Proposal and the identity of the third party who has made the proposal) or any inquiry that would reasonably be expected to lead to an Acquisition Proposal. The Company shall: (i) keep Acquiror informed, in all material respects, on a reasonably prompt basis, of the status, and details of any such Acquisition Proposal (including any change to the material terms and conditions), and (ii) provide to Acquiror, as soon as reasonably practicable after receipt, copies of all correspondence and other written material (including draft agreements) relating to the material terms and conditions of such Acquisition Proposal provided by the Person making such Acquisition Proposal (or its representatives).

(d) Except as set forth in Section 5.4(e), neither the Company Board nor any committee of the Company Board shall: (i) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal, or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal or take any action, fail to recommend against acceptance of any tender offer or exchange offer for the Company Common Shares within 10 Business Days after the commencement of such offer, or make any public announcement inconsistent with the Company Board Recommendation, (ii) fail to make, withdraw, amend, modify or materially qualify, in a manner adverse to Acquiror, or publicly propose to withdraw or modify, in a manner adverse to Acquiror, the Company Board Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification), (any action set forth in the foregoing clauses (i) or (ii) is referred to as a “Change of Recommendation”), (iii) allow or cause the Company or any Company Subsidiary to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement relating to any Acquisition Proposal (which, for the avoidance of doubt, would not include an Acceptable Confidentiality Agreement) or requiring the Company to abandon, terminate, delay or fail to consummate the Merger, or (iv) take any action pursuant to which any Person (other than Acquiror, Merger Sub or their respective Affiliates) or Acquisition Proposal would become exempt from or not otherwise subject to any take-over statute provision relating to Acquisition Proposals.

(e) Notwithstanding anything to the contrary contained in Section 5.4(d), at any time prior to obtaining the Company Shareholder Approval and so long as the Company is in compliance with this Section 5.4, the Company Board may make a Change of Recommendation if: (A) the Company receives an Acquisition Proposal which the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, constitutes a Superior Proposal and such Acquisition Proposal is not withdrawn, or (B) there occurs any fact, change, event, circumstance, occurrence, effect or development that affects or would reasonably be expected to affect the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole that: (i) is material, individually or in the aggregate, with any other such fact, change, event, circumstance, occurrence, effect or development, (ii) does not involve or relate to an Acquisition Proposal, and (iii) is not known to the Company Board as of the date of this Agreement and becomes known to the Company Board after the date of this Agreement and prior to the date of the Company Shareholder Approval (a “Material Change”), and the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that, given the Material Change, the failure to make a Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Company Board may not make a Change of Recommendation unless: (x) the Company has provided prior written notice to Acquiror that the Company Board intends to effect a Change of Recommendation (a “Notice of Change of Recommendation”), which notice shall specify the reasons therefor and, in the case of a Superior Proposal, include the material terms and conditions of such Superior Proposal and a copy of the most current draft of any written agreement relating to the Superior Proposal, (y) the Company has negotiated in good faith with Acquiror with respect to any material changes to the terms of this Agreement proposed by Acquiror for at least three Business Days following receipt by Acquiror of such Notice of Change of Recommendation (it being understood and agreed that, in the case of a Superior Proposal, if Acquiror has committed to any material changes to the terms of this Agreement and there has been any subsequent amendment to any material term of such Superior Proposal, the Company Board shall provide a new Notice of Change of Recommendation and an additional three Business Days from the date of such notice prior to making a Change of Recommendation), and (z) taking into account any changes to the terms of this Agreement committed to by Acquiror to the Company, the Company Board has determined in good faith, after consultation with its financial advisors and outside counsel, that in the case of a Superior Proposal, such Superior Proposal continues to meet the definition of the term “Superior Proposal” or, in the case of a Material Change, the failure by the Company Board to make a Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law. Nothing in this Section 5.4(e) shall in any way limit or otherwise affect the Company’s right to terminate this Agreement under Section 7.1(f) or Acquiror’s right to terminate this Agreement under Section 7.1(e).

(f) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Company Shareholder Approval and so long as the Company is in compliance with this Section 5.4, if the Company receives an Acquisition Proposal which the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, constitutes a Superior Proposal and such Acquisition Proposal has not been withdrawn, the Company may terminate this Agreement pursuant to Section 7.1(f) to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to this Section 5.4(f), and any purported termination pursuant to this Section 5.4(f) shall be void, unless: (i) concurrently with such termination the Company pays (or causes a third party to pay) the Company Termination Fee payable pursuant to Section 7.2(b)(i), (ii) the Company has provided prior written notice to Acquiror that the Company intends to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal (a “Notice of Superior Proposal”), which notice shall specify the material terms and conditions of such Superior Proposal, attach a copy of the definitive agreement proposed to be entered into with respect to such Superior Proposal, and identify the third party who has made the Acquisition Proposal, (iii) the Company has negotiated in good faith with Acquiror with respect to any changes to the terms of this Agreement committed to by Acquiror for at least three Business Days following receipt by Acquiror of such Notice of Superior Proposal (it being understood and agreed that if Acquiror has committed to any material change to the terms of this Agreement and there has been any subsequent amendment to any material term of such Superior Proposal, the Company Board shall provide a new Notice of Superior Proposal and an additional three Business Day period from the date of such notice), and (iv) taking into account any changes to the terms of this Agreement committed to by Acquiror to the Company, the Company Board has determined in good faith, after consultation with its financial advisors and outside counsel, that such Superior Proposal continues to meet the definition of the term “Superior Proposal.”

(g) Nothing contained in this Section 5.4 shall prohibit the Company Board from: (i) disclosing to the shareholders of the Company a position as contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or (ii) making any disclosure to the shareholders of the Company if the Company Board determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties to the shareholders of the Company or is required by Law (for the avoidance of doubt, the issuance by the Company or the Company Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Recommendation).

Section 5.5 Appropriate Action; Consents; Filings. (a) The Company and Acquiror shall use reasonable efforts to: (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Acquiror or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity (including those in connection with the HSR Act and in any other Company Required Governmental Approvals), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (iii) cause the satisfaction of all conditions set forth in Article VI, (iv) defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement, in each case until the issuance of a final, non-appealable order, (v) seek to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby and (vi) as promptly as practicable, and in any event within 60 days after the date hereof, make or cause to be made all necessary applications and filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement and the Merger required under or with respect to the Company Required Governmental Approvals and any other applicable Law; provided, that the Company and Acquiror shall cooperate with each other in connection with determining whether any action by or in respect of, or filing with, any Governmental Entity is required in connection with the consummation of the Merger and seeking any such actions, consents, approvals or waivers or making any such filings. The Company and Acquiror shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. Neither the Company nor Acquiror shall consent to any voluntary delay of the Closing at the behest of any Governmental Entity without the consent of the other, which consent shall not be unreasonably withheld, delayed or conditioned. None of Acquiror, any Subsidiary of Acquiror or the Company shall acquire or make any investment in any corporation, partnership, limited liability company or other business organization or any division or assets thereof, that would reasonably be expected to materially delay the satisfaction of the conditions contained in Article VI or materially adversely affect the consummation of the Merger. Acquiror shall use reasonable efforts to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to avoid or eliminate each and every impediment under any antitrust, merger control, competition or trade regulation Law or any other Law applicable to the Company, any Company Subsidiary or the Merger that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Effective Time and the Closing, respectively, to occur as promptly as practicable (and in any event, no later than the Extended Outside Date); provided, however, that Acquiror shall not be required to take any action which may have an adverse material effect on the value or economics (other than the costs and time associated with the exercise of reasonable efforts required by this Section 5.5(a), including responding to requests for additional information by Governmental Authorities) of the transaction for Acquiror.

(b) The Company and Acquiror shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their reasonable best efforts to obtain any third party consents: (i) necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement or (ii) disclosed in the Company Disclosure Letter or the Acquiror Disclosure Letter, as applicable; provided, however that the Company and Acquiror shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Company Scheduled Contracts in connection with consummation of the Merger and in seeking any such actions, consents, approvals or waivers. In the event that either party fails to obtain any third party consent described in this Section 5.5(b), such party shall use its reasonable best efforts, and shall take any such actions reasonably requested by the other party hereto, to minimize any adverse effect upon the Company and Acquiror, their respective Subsidiaries and their respective businesses resulting, or which could reasonably be expected to result, after the Effective Time, as applicable, from the failure to obtain such consent.

(c) Without limiting the generality of anything contained in this Section 5.5, each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this

Agreement; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding the Merger. Each party shall consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger or any of the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each party shall permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.

Section 5.6 Certain Notices. From and after the date of this Agreement until the Effective Time, each party hereto shall promptly after obtaining knowledge thereof, notify the other party hereto of: (a) the occurrence or non-occurrence of any event that, individually or in the aggregate, would reasonably be likely to cause any condition to the obligations of any party to effect the Merger or any other transaction contemplated by this Agreement not to be satisfied; (b) the failure of the Company, Acquiror or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which, individually or in the aggregate, would reasonably be expected to result in any condition to the obligations of any party to effect the Merger or any other transaction contemplated by this Agreement not to be satisfied; (c) any material actions, suits, claims or proceedings with respect to the transactions contemplated by this Agreement commenced against the Company, any Company Subsidiary or Acquiror, as the case may be (and the Company shall give Acquiror the opportunity to participate in the defense and settlement of any shareholder litigation against the Company or its directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without Acquiror’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned)); and (d) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.6 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

Section 5.7 Public Announcement. Except with respect to any Change of Recommendation made in accordance with the terms of this Agreement, the Company and Acquiror shall consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party reasonably may conclude may be required by applicable Law, court process or by any listing agreement with any national securities exchange or national securities quotation system. The Company and Acquiror Sub shall issue a mutually agreeable joint press release announcing the execution and delivery of this Agreement.

Section 5.8 Employee Benefit Matters.

(a) Following the Closing Date, Acquiror shall cause the Company, the Company Subsidiaries or another affiliate of Acquiror to provide the individuals who are employees of the Company and the Company Subsidiaries immediately prior to the Closing (the “Employees”) with compensation and benefits that are substantially similar to the compensation and benefits provided to employees of Acquiror who perform comparable services for Acquiror or its affiliates.

(b) Following the Closing, Acquiror, the Company and the Company Subsidiaries and/or their successors shall retain or, as applicable, assume sponsorship of, and responsibility for all Company Benefit Plans and any and all liability related to the Company Benefit Plans.

(c) Following the Closing, with respect to each employee benefit plan, practice or policy of the Company, the Company Subsidiaries, Acquiror or any of its affiliates, each Employee shall be given credit under such plan, practice or policy for all service prior to the Closing Date with the Company, the Company Subsidiaries or any predecessor employer (to the extent such credit was given by the Company, a Subsidiary or any predecessor employer under a comparable plan or, if there is no such comparable plan, the Robbins & Myers, Inc. Cash Balance Plan), for all purposes for which such service is either taken into account or recognized; provided, however, such service shall not be credited (i) with respect to the determination of accrued benefits under any defined benefit pension plan maintained by Acquiror or its ERISA Affiliates on or after the Closing Date, or (ii) to the extent it would result in a duplication of benefits.

(d) Following the Closing, to the extent an Employee is transitioned from a Company Benefit Plan that is a group health plan to a group health plan of Acquiror or its affiliates (the “Acquiror Welfare Plans”), Acquiror shall cause the Employee to be granted credit under Acquiror Welfare Plans, for the year during which the Closing occurs, against the deductibles, co-payment limits and out-of-pocket limits of the Acquiror Welfare Plans for the covered expenses already incurred by the Employee during such year under the comparable Company Benefit Plan in which the Employee participated at the Closing Date.

(e) The parties intend that matters, issues or liabilities relating to, arising out of, or resulting from non-U.S. Plans and non-U.S. related employment matters be handled in a manner that is consistent with comparable U.S. matters, issues or liabilities as reflected in this Agreement (to the extent permitted by applicable Law).

(f) No person is an intended third party beneficiary of this Section 5.8 and no person, other than Acquiror and the Company, has any rights or remedies under this Section 5.8.

(g) Nothing herein shall be deemed or construed to prevent, restrict, or limit Acquiror, the Company and the Company Subsidiaries following the Closing from modifying or terminating its pension or other benefit plans, programs or policies from time to time as it may deem appropriate, subject only to compliance with the express provisions of this Section 5.8 for the benefit of the Company and the Employees.

Section 5.9 Takeover Laws. If any “moratorium,” “control share acquisition,” “fair price,” “business combination” or other anti-takeover Law becomes, or is deemed to be, applicable to the Merger, including the acquisition of Shares pursuant thereto, or any other transaction contemplated by this Agreement, then the Company Board or the Acquiror Board, as applicable, shall take all action reasonably available to it to render such Law inapplicable to the foregoing.

Section 5.10 Indemnification of Directors and Officers. (a) For a period beginning at the Effective Time and ending on the sixth anniversary of the Effective Time, Acquiror and the Surviving Corporation shall indemnify, defend and hold all past and present directors, officers, employees and agents of the Company or any Company Subsidiary (an “Indemnified Person”) harmless to the same extent such Persons are indemnified as of the date of this Agreement by the Company or any Company Subsidiary pursuant to applicable Law, the Company Articles, the Company Regulations, the certificate of incorporation and bylaws, or equivalent organizational or governing documents, of any Company Subsidiary, and indemnification agreements, if any, in existence on the date of this Agreement with any Indemnified Person, arising out of acts or omissions in their capacity as directors, officers, employees or agents of the Company or any Company Subsidiary occurring at or prior to the Effective Time; provided, however, that Acquiror and the Surviving Corporation shall indemnify and hold such Indemnified Persons harmless to the fullest extent permitted by applicable Law for acts or omissions occurring in connection with the approval, execution and performance of this Agreement and the consummation of the transactions contemplated by this Agreement. Acquiror and the Surviving Corporation shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any claim, action, suit, proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 5.10(a) in accordance with the procedures set forth in the Company Articles, the Company Regulations, the certificate of incorporation and bylaws, or equivalent organizational documents, of any Company Subsidiary, and indemnification agreements, if any, in existence on the date of this Agreement, including any expenses incurred in enforcing such Person’s rights under this Section 5.10, regardless of whether indemnification with respect to or advancement of such expenses is authorized under the Company Articles, the Company Regulations, the certificate of incorporation and bylaws, or equivalent organizational documents, of any Company Subsidiary, or such indemnification agreements; provided, however, that the Indemnified Persons to whom expenses are advanced undertakes to repay such advanced expenses to Acquiror and the Surviving Corporation if it is ultimately determined that such Indemnified Person is not entitled to indemnification pursuant to this Section 5.10(a). Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Person with respect to matters subject to indemnification under this Section 5.10 on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.10(a) shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(b) For not less than six years from and after the Effective Time, the articles of incorporation and regulations of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of directors, officers and employees of the Company and the Company Subsidiaries for periods at or prior to the Effective Time than are currently set forth in the Company Articles and the Company

Regulations. The indemnification agreements, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company or any Company Subsidiary shall be assumed by the Surviving Corporation, without any further action, and shall continue in full force and effect in accordance with their terms following the Effective Time.

(c) For the benefit of the Company’s directors and officers, on or prior to the Effective Time, the Company may, and after the Effective Time the Surviving Corporation shall, and Acquiror shall cause the Surviving Corporation to, obtain and fully pay the premium for an insurance and indemnification policy that provides coverage for a period of six years from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy (true and complete copies of which have been previously provided to Acquiror), provided, however, that in no event will the Surviving Corporation be required to expend an annual premium for such coverage in excess of 250% of the last annual premium paid by the Company for such insurance prior to the date of this Agreement, which amount is set forth on Section 5.10(c) of the Company Disclosure Letter (the “Maximum Premium”). If such insurance coverage cannot be obtained at an annual premium equal to or less than the Maximum Premium, the Surviving Corporation will obtain, and Acquiror will cause the Surviving Corporation to obtain, that amount of directors’ and officers’ insurance (or “tail” coverage) obtainable for an annual premium equal to the Maximum Premium. Acquiror shall cause the Surviving Corporation to maintain such policies in full force and effect, and continue to honor the obligations thereunder, for a period of not less than six years from and after the Effective Time.

(d) In the event Acquiror or the Surviving Corporation: (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.10.

(e) The obligations under this Section 5.10 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Person without the consent of such Indemnified Person, and each shall be an express third party beneficiary of this Section 5.10.

Section 5.11 Agreements Concerning Merger Sub. Acquiror hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and shall take all actions necessary or advisable to ensure such payment, performance and discharge by Merger Sub hereunder. Acquiror has delivered to the Company evidence of its vote or action by written consent adopting this Agreement, as sole shareholder of Merger Sub, in accordance with applicable Law and the certificate of incorporation and bylaws of Merger Sub. During the period from the date of this Agreement through the Effective Time, Merger Sub shall not, and Acquiror shall not permit Merger Sub to, engage in any activity of any nature except as provided in or expressly contemplated by this Agreement.

Section 5.12 Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors of the Company Board, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is subject to Section 16 of the Exchange Act (“Section 16”) of Shares or other Equity Interests in the Company (including Company Options, Restricted Shares and Other Equity-Based Awards) pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

Section 5.13 Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement (other than Taxes required to be paid by reason of the payment of the Merger Consideration to a Person other than the holder of record of the Shares with respect to which such payment is made) shall be borne and paid by either Merger Sub or the Surviving Corporation (regardless of the Person liable for such Taxes under applicable Law) and the Company shall cooperate with Merger Sub, the Surviving Corporation and Acquiror in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

Section 5.14 Ownership of Company Stock. Prior to the Effective Time, none of Acquiror, Merger Sub or any other Acquiror Subsidiary or any Affiliate of any of the foregoing shall acquire, directly or indirectly, beneficially or of record, any Shares or any other securities convertible into or exchangeable or exercisable for, Company Common Shares or any other equity interests of the Company or the Company Subsidiaries.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction or waiver by a joint action of the parties hereto at or prior to the Effective Time of each of the following conditions:

(a) Company Shareholder Approval. The Company shall have obtained the Company Shareholder Approval.

(b) No Injunction. No federal or state court of competent jurisdiction or other Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order, decree, judgment, injunction or other ruling or Law (whether temporary, preliminary or permanent), in any case which is in effect and which has the effect of making the Merger illegal or otherwise prevents or prohibits consummation of the Merger; provided, however, that the condition in this Section 6.1(b) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 5.2 or Section 5.5 shall have been the cause of, or shall have resulted in, such order, decree, judgment, injunction or other ruling.

(c) Governmental Approvals. The Company Required Governmental Approvals shall have been obtained (including the expiration or termination of any applicable waiting period, together with any extensions thereof, under the HSR Act) at or prior to the

Effective Time, and such approvals shall have been Final Orders. For purposes of this Section 6.1(c), a “Final Order” means an action by the relevant Governmental Entity that is legally effective as of the Effective Time and has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by Law before the transactions contemplated hereby may be consummated has expired (a “Final Order Waiting Period”), and as to which all conditions to the consummation of such transactions prescribed by Law have been satisfied.

Section 6.2 Additional Conditions to Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Acquiror at or prior to the Effective Time of each of the following additional conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company set forth in Sections 3.2(a), 3.2(b), the first two sentences of 3.2(c), 3.2(d), 3.2(e), 3.2(f), 3.3, 3.11, 3.21 and 3.22), without regard to materiality or Company Material Adverse Effect qualifiers contained within such representations and warranties, shall be true and correct as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date); provided, however, that the condition in this Section 6.2(a)(i) shall be deemed to be satisfied so long as any failures of such representations and warranties to be true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect; and (ii) the representations and warranties of the Company set forth in Sections 3.2(a), 3.2(b), the first two sentences of 3.2(c), 3.2(d), 3.2(e), 3.2(f), 3.11, 3.21 and 3.22 shall be true and correct in all respects (except for de minimis inaccuracies) and Section 3.3 shall be true and correct in all respects, as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct in all material respects as of such date). Acquiror shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company as to the satisfaction of the condition in this Section 6.2(a).

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Acquiror shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company as to the satisfaction of the condition in this Section 6.2(b).

(c) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect or any fact, change, event, circumstance, occurrence, effect or development that, individually or in the aggregate has had, or would reasonably be expected to result in, a Company Material Adverse Effect.

(d) Other Consents. Each consent, waiver and approval set forth on Section 6.2(d) of the Company Disclosure Letter shall have been obtained and the Company shall have provided Acquiror with copies thereof.

(e) Dissenters’ Rights. The aggregate number of Company Common Shares as to which the holders have validly made, and not withdrawn, a demand for payment pursuant to Section 1701.85 of the OGCL shall not exceed 5% of the Company Common Shares outstanding immediately prior to the Effective Time.

Section 6.3 Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of each of the following additional conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Acquiror and Merger Sub contained in this Agreement (other than the representations and warranties of Acquiror set forth in Section 4.2), without regard to materiality qualifiers contained within such representations and warranties, shall be true and correct as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date); provided, however, that the condition in this Section 6.3(a)(i) shall be deemed to be satisfied so long as any failures of such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the ability of Acquiror and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement; and (ii) the representations and warranties of Acquiror set forth in Section 4.2 shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct in all material respects as of such date). The Company shall have received a certificate signed on behalf of the Acquiror by the Chief Executive Officer or Chief Financial Officer of Acquiror as to the satisfaction of the condition in this Section 6.3(a).

(b) Agreements and Covenants. Acquiror and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. The Company shall have received a certificate signed on behalf of Acquiror by the Chief Executive Officer or Chief Financial Officer of Acquiror as to the satisfaction of the condition in this Section 6.3(b).

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a) whether before or after receipt of the Company Shareholder Approval, by mutual written consent of Acquiror and the Company;

(b) whether before or after receipt of the Company Shareholder Approval, by either the Company or Acquiror, if the Effective Time shall not have occurred on or before February 8, 2013 (the “Initial Outside Date”); provided, however, that: (i) if on the Initial Outside Date the conditions to the Closing set forth in Sections 6.1(c), have not been satisfied, but all other conditions to the Closing have been satisfied or waived (or are capable of being satisfied at the Closing), then the Initial Outside Date shall be extended to May 8, 2013 (the “Extended Outside Date”) and (ii) if the Initial Outside Date or the Extended Outside Date, as the case may be, occurs during any Final Order Waiting Period, the Initial Outside Date or the Extended Outside Date, as the case may be, shall be extended until the third Business Day after the expiration of such Final Order Waiting Period; and provided, further, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to a party if the failure of the Effective Time to occur on or before such date is the result of such party having breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement;

(c) by either the Company or Acquiror, if the Company Shareholder Approval has not been obtained at the Company Shareholder Meeting (including any adjournment or postponement thereof); and provided further, that if the Company terminates pursuant to this Section 7.1(c), the Company shall have paid any amounts due pursuant to Section 7.2(b)(ii) hereof in accordance with the terms and at the time specified therein;

(d) whether before or after receipt of the Company Shareholder Approval, by either the Company or Acquiror, if any court of competent jurisdiction or other Governmental Entity has issued an order or injunction or taken any other action, in each case, permanently enjoining, restraining or prohibiting the Merger, and such order, injunction or other action has become final and non-appealable (which order, injunction or other action the party seeking to terminate this Agreement shall have used its reasonable best efforts to resist, resolve or lift, as applicable);

(e) by Acquiror, at any time prior to the receipt of the Company Shareholder Approval, if: (i) the Company Board has made a Change of Recommendation (whether or not in compliance with Section 5.4), (ii) the Company has entered into a definitive agreement with respect to a Superior Proposal (for purposes of clarity, other than an Acceptable Confidentiality Agreement), (iii) the Company has otherwise failed to perform or breached in any material respect any of its obligations under Sections 5.2 or 5.4, (iv) the Company Board fails to reaffirm (publicly, if so requested by Acquiror) the Company Board Recommendation within ten Business Days after the date any Acquisition Proposal (or material modification thereto) is first publicly disclosed by the Company or the Person making such Acquisition Proposal, (v) a tender offer or exchange offer relating to Company Common Shares shall have been commenced by a Person unaffiliated with Parent and the Company shall not have sent to its stockholders pursuant to Rule 14e-2 under the Securities Act, within ten Business Days after such tender offer or exchange offer is first published, sent or given, a statement reaffirming the Company

Board Recommendation and recommending that stockholders reject such tender or exchange offer, or (vi) the Company or the Company Board (or any committee thereof) shall publicly announce its intentions to do any of actions specified in this Section 7.1(e);

(f) by the Company, at any time prior to the receipt of the Company Shareholder Approval, in accordance with the provisions of Section 5.4(f); provided, however, that the Company shall have complied with all of the requirements of Section 5.4(f); and provided further, that the Company shall have paid any amounts due pursuant to Section 7.2(b)(i) hereof in accordance with the terms and at the time specified therein;

(g) by Acquiror, if: (i) (A) the Company has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.2(a) or 6.2(b), respectively, is not reasonably capable of being satisfied; (B) Acquiror has delivered to the Company written notice of such breach or failure to perform; and (C) either such breach or failure to perform is not capable of being cured or at least 30 days have elapsed since the date of delivery of such written notice to the Company and such breach or failure to perform has not been cured; provided, however, that Acquiror shall not be permitted to terminate this Agreement pursuant to this Section 7.1(g)(i) if Acquiror or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.3(a) or 6.3(b) is not reasonably capable of being satisfied; or (ii) all of the conditions in Sections 6.1 and 6.3 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived and the Company has failed to effect the Closing pursuant to Section 1.2 and Acquiror does not elect to enforce its right to specific performance under Section 8.13;

(h) by the Company, if: (i) (A) Acquiror or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.3(a) or 6.3(b), respectively, is not reasonably capable of being satisfied; (B) the Company has delivered to Acquiror written notice of such breach or failure to perform; and (C) either such breach or failure to perform is not capable of being cured or at least 30 days have elapsed since the date of delivery of such written notice to Acquiror and such breach or failure to perform has not been cured; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h)(i) if the Company has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.2(a) or 6.2(b) is not reasonably capable of being satisfied; or (ii) all of the conditions in Sections 6.1 and 6.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived and Acquiror and Merger Sub have failed to effect the Closing pursuant to Section 1.2; or

(i) before the Company Shareholder Meeting, by Acquiror if Acquiror has concluded, in its reasonable discretion, that the Company is not in compliance with FCPA or any other anti-bribery Laws and that such failure to be in compliance could have material consequences on the Company and/or Acquiror.

Section 7.2 Effect of Termination. (a) In the event of termination of this Agreement by either the Company or Acquiror as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror, Merger Sub or the Company or their respective Subsidiaries, officers or directors, in either case, except: (i) with respect to Section 5.3(b), this Section 7.2 and Article VIII, or (ii) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by another party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

(b) In the event that this Agreement is terminated:

(i) by (A) Acquiror pursuant to Section 7.1(e), or (B) the Company pursuant to Section 7.1(f), then the Company shall pay (or cause to be paid) to Acquiror, within two Business Days following the date of such termination by Acquiror pursuant to clause (A), or prior to or concurrently with such termination by the Company pursuant to clause (B), a termination fee of $75,000,000 (the “Company Termination Fee”);

(ii) by Acquiror or the Company pursuant to Section 7.1(c), then the Company shall pay (or cause to be paid) to Acquiror, within two Business Days following the date of such termination by Acquiror or prior to or concurrently with such termination by the Company, the amount of Acquiror’s Expenses;

(iii) by either Acquiror or the Company pursuant to Section 7.1(b) or Section 7.1(c) and (A) prior to the earlier of the termination pursuant to Section 7.1(b) or the Company Shareholder Meeting, an Acquisition Proposal involving the Company has been made to the Company or the Company Board or publicly disclosed and, in each case, not withdrawn (the party making such Acquisition Proposal being referred to herein as a “Pre-Termination Bidder”) and (B) within nine months after the termination of this Agreement the Company shall have entered into a definitive agreement with respect to, or consummated, an Acquisition Proposal with the Pre-Termination Bidder, then the Company shall pay to Acquiror, within two Business Days after the earlier of the date the Company enters into such definitive agreement or consummates such Acquisition Proposal, the Company Termination Fee, less the amount of Acquiror’s Expenses previously paid by the Company pursuant to Section 7.2(b)(ii) if the Agreement was terminated pursuant to Section 7.1(c) (for purposes of clarity, Sections 7.2(b)(ii) and (iii) shall apply to any termination pursuant to Section 7.1(c)). For purposes of clause “(B)” of this Section 7.2(b)(iii), the term “Acquisition Proposal” shall have the meaning given to such term in Section 8.4, except that all percentages therein shall be changed to “50%”;

(iv) by the Acquiror pursuant to Section 7.1(g) (other than a termination pursuant to Section 7.1(e)(iii) resulting from the Company’s failure to perform or its breach in any material respect of any of its obligations under Section 5.4 which is covered by Section 7.2(b)(i) above), then the Company shall pay to Acquiror within two

Business Days after the termination the amount of Acquiror’s Expenses and in addition if (A) prior to the termination pursuant to Section 7.1(g), an Acquisition Proposal involving the Company has been made to the Company or the Company Board or publicly disclosed and, in each case, not withdrawn and (B) within nine months after the termination of this Agreement the Company shall have entered into a definitive agreement with respect to, or consummated, an Acquisition Proposal with a Pre-Termination Bidder, then the Company shall pay to Acquiror, within two Business Days after the earlier of the date the Company enters into such definitive agreement or consummates such Acquisition Proposal, the Company Termination Fee, less the amount of Acquiror’s Expenses previously paid by the Company pursuant to this Section 7.2(b)(iv); or

(v) by the Company pursuant to Section 7.1(h), then the Acquirer shall pay to the Company within two Business Days after the termination the amount of the Company’s Expenses.

(c) Any payment under Section 7.2(b) shall be made by wire transfer of immediately available funds to an account designated in writing by Acquiror or the Company, as the case may be.

(d) Each of the Company, Acquiror and Merger Sub acknowledges that: (i) the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and (ii) without these agreements, Acquiror, Merger Sub and the Company would not enter into this Agreement. It is acknowledged and agreed that the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Acquiror in the circumstances in which such fee is payable; provided, however, that the foregoing shall not limit any party’s rights with respect to any liabilities or damages that the asserting party shows by clear and convincing evidence have been incurred or suffered by such party as a result of the willful and material breach by the other party of any of its respective representations, warranties, covenants or agreements set forth in this Agreement (including any such case in which the Company Termination Fee is payable pursuant to this Section 7.2, to the extent any such liability or damage suffered by the recipient exceeds the amount of the fee payable pursuant to this Section 7.2, it being the intent that any such fee paid shall, to the extent of such payment, serve as credit against and off-set any liability or damage suffered by the recipient as a result of the willful and material breach by the other party of any of its respective representations, warranties, covenants or agreements set forth in this Agreement). In no event shall the Company be required to pay to Acquiror more than one Company Termination Fee pursuant to Section 7.2(b).

Section 7.3 Amendment. This Agreement may be amended by the Company, Acquiror and Merger Sub by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after receipt of the Company Shareholder Approval, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company’s shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 7.4 Waiver. At any time prior to the Effective Time, Acquiror and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the covenants or conditions contained herein; provided, however, that after receipt of the Company Shareholder Approval, there may not be any extension or waiver of this Agreement which decreases the Merger Consideration or which adversely affects the rights of the Company’s shareholders hereunder without the approval of such shareholders at a duly convened meeting of the Company’s shareholders called to obtain approval of such extension or waiver. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Non-Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants and agreements of the parties contained this Agreement shall survive the Effective Time.

Section 8.2 Fees and Expenses. Subject to Sections 5.13, 5.14, and 7.2, whether or not the Merger is consummated, all fees and expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same; provided, however, that all fees and expenses associated with filings made pursuant to the HSR Act shall be paid by Acquiror.

Section 8.3 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (b) on the fifth Business Day after dispatch by registered or certified mail or (c) on the next Business Day if transmitted by national overnight courier, in each case as follows:

If to Acquiror or Merger Sub, addressed to it at:

National Oilwell Varco, Inc.

7909 Parkwood Circle Drive

Houston, Texas 77036

Fax: (713) 346-7995

Attention: General Counsel

with a copy to (for information purposes only):

Fulbright & Jaworski L.L.P.

1301 McKinney, Suite 5100

Houston, Texas 77010

Fax: (713) 651-5246

Attention:	David S. Peterman
P. Kevin Trautner

If to the Company, addressed to it at:

Robbins & Myers, Inc.

10586 Highway 75 North

Willis, Texas 77378

Fax: (936) 890-1159

Attention:	President & Chief Executive Officer

with copies to (for information purposes only):

Thompson Hine LLP

10050 Innovation Drive, Suite 400

Dayton, Ohio 45342-4934

Fax: (937) 443-6635

Attention:	Linn S. Harson
David A. Neuhardt

Section 8.4 Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions of the relevant third party that has made an Acquisition Proposal that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that such Acceptable Confidentiality Agreement does not in any way restrict the Company from complying with its obligations under this Agreement, including with respect to the Company’s disclosure obligations to Acquiror under this Agreement with respect to any Acquisition Proposal.

“Acquiror” has the meaning set forth in the Preamble.

“Acquiror Board” has the meaning set forth in the Recitals.

“Acquiror Disclosure Letter” has the meaning set forth in Article IV.

“Acquiror Representatives” has the meaning set forth in Section 5.3(a).

“Acquiror Subsidiary” means any Subsidiary of Acquiror.

“Acquiror Welfare Plans” has the meaning set forth in Section 5.8(d).

“Acquiror’s Expenses” means all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers), incurred by Acquiror or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and any transactions related thereto, any litigation with respect thereto, the preparation of the Proxy Statement, the filing of any required notices under the HSR Act, or in connection with other regulatory approvals, and all other matters related to the Merger or other transactions contemplated by this Agreement; provided, however, that in no event shall the amount of Acquiror’s Expenses exceed $50,000,000.

“Acquisition Proposal” means any inquiry, offer, indication of interest or proposal (whether or not in writing) from, or public announcement by, any Person relating to any transaction or series of transactions involving (a) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company, (b) any sale, lease, license or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, joint venture, sale of Equity Interests, or any other economic interest, in the Company or a Company Subsidiary or otherwise), of assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, (c) issuance, sale or other disposition, directly or indirectly, of Equity Interests representing 20% or more of the voting power of the Company, (d) any direct or indirect acquisition of securities, tender offer or exchange offer or other similar transaction that, if consummated, would result in any Person or “group” (as defined in the Exchange Act) of Persons, directly or indirectly acquiring beneficial or record ownership of more than 20% of the Shares then outstanding, (e) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Company, or (f) combination of the foregoing (in each case, other than the Merger).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Aggregate Merger Consideration” means the product of the Merger Consideration and the number of Shares issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 2.1(b)).

“Agreement” has the meaning set forth in the Preamble.

“Book-Entry Shares” has the meaning set forth in Section 2.3(a).

“Business Day” means any day, other than a Saturday or Sunday or a day on which banks are required or authorized by Law to close in New York, New York or Houston, Texas.

“Capital Expenditures Budget” means the Company’s capital expenditures budget for fiscal year 2012 as provided to Acquiror prior to the date of this Agreement and, for any month after August 31, 2012, an amount equal to 1/12 of the aggregate amount included in the such capital expenditures budget for fiscal year 2012.

“Certificate of Merger” has the meaning set forth in Section 1.2.

“Certificate” has the meaning set forth in Section 2.1(a).

“Change of Recommendation” has the meaning set forth in Section 5.4(d).

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Articles” has the meaning set forth in Section 3.1(b).

“Company Benefit Plans” has the meaning set forth in Section 3.12(a).

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in Section 5.2(c).

“Company Common Shares” has the meaning set forth in Section 2.1(a).

“Company Disclosure Letter” has the meaning set forth in Article III.

“Company Equity Award” means Company Options, Restricted Shares, Restricted Share Units, Other Equity-Based Awards or any other equity-based compensation awards of the Company.

“Company Equity Plan” has the meaning set forth in Section 2.4(a)(i).

“Company Financial Statements” has the meaning set forth in Section 3.7.

“Company Joint Venture Entity” has the meaning set forth in Section 3.1(d).

“Company Joint Venture Securities” has the meaning set forth in Section 3.1(d).

“Company Material Adverse Effect” means any fact, change, event, circumstance, occurrence, effect or development that is materially adverse to: (i) the business, assets, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the Merger; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (a) any change affecting the general economy or political, regulatory, business, economic, financial, credit or capital market conditions in the United States, including interest rates or exchange rates, or any changes therein; (b) any change in the oil and gas or the industrial markets (except to the extent that such change has a disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, compared to other Persons operating in such markets); (c) any change attributable to the execution or announcement of this Agreement, or the pendency of the transactions contemplated hereby, including any shareholder litigation resulting therefrom, any reduction in sales resulting therefrom, any adverse change in supplier, distributor, employee, financing source, shareholder, partner or similar relationships resulting therefrom or any change in the credit rating of the Company or any Company Subsidiary resulting therefrom; (d) any action taken, or failure to act, at the request of Acquiror or Merger Sub; (e) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of this Agreement; (f) any hurricane, earthquake, flood or other natural disasters or acts of God; (g) any adoption, proposal or implementation of, or change in, any applicable Law after the date hereof or any interpretation thereof by any Governmental Entity; (h) changes in GAAP after the date hereof or any interpretation thereof by any Governmental Entity or quasi-Governmental Entity; (i) any failure by the Company to meet any estimates of revenues, earnings, projections or other economic performance, whether published, internally prepared or provided to Acquiror and any Acquiror Representatives; or (j) any change in the price or trading volume of the Company Common Shares on the New York Stock Exchange or any suspension of trading in securities generally on the New York Stock Exchange.

“Company Option” has the meaning set forth in Section 2.4(a)(i).

“Company Regulations” has the meaning set forth in Section 3.1(b).

“Company Representatives” has the meaning set forth in Section 5.3(a).

“Company Required Governmental Approvals” has the meaning set forth in Section 3.5.

“Company Scheduled Contract” has the meaning set forth in Section 3.14(b).

“Company SEC Documents” has the meaning set forth in Section 3.7.

“Company Shareholder Approval” has the meaning set forth in Section 3.21.

“Company Shareholder Meeting” means a duly convened meeting of the Company’s shareholders called to obtain the Company Shareholder Approval, or any valid adjournment or postponement thereof made in accordance with this Agreement.

“Company Subsidiary” has the meaning set forth in Section 3.1(c).

“Company Termination Fee” has the meaning set forth in Section 7.2(b)(i).

“Company’s Expenses” means all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers), incurred by Company or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and any transactions related thereto, any litigation with respect thereto, the preparation, printing, filing, and mailing of the Proxy Statement, the filing of any required notices under the HSR Act, or in connection with other regulatory approvals, and all other matters related to the Merger or other transactions contemplated by this Agreement; provided, however, that in no event shall the amount of Company’s Expenses exceed $50,000,000.

“Confidentiality Agreement” has the meaning set forth in Section 5.3(b).

“Contract” means any agreement, contract, lease (whether for real or personal property), power of attorney, note, bond, mortgage, indenture, deed of trust, loan, evidence of indebtedness, letter of intent, purchase order, letter of credit, settlement agreement, franchise agreement, covenant not to compete, employment agreement, license, purchase and sales order or other legal commitment to which a Person is a party or to which the properties or assets of such Person are subject.

“Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of Equity Interests, by Contract or otherwise.

“D&O Insurance” has the meaning set forth in Section 5.10(c).

“Dissenting Shares” has the meaning given that term in Section 2.2.

“DOL” means the United States Department of Labor.

“Effective Time” has the meaning set forth in Section 1.2.

“Employees” has the meaning set forth in Section 5.8(a).

“Environmental Condition” means any pollution, contamination, degradation, damage or injury caused by, related to, arising from, or in connection with the generation, handling, use, treatment, storage, transportation, disposal, discharge, Release, or emission of any Hazardous Materials.

“Environmental Laws” means all applicable federal, state or local Laws (including the common law), statutes, ordinances and regulations, and decrees or orders of any Governmental Entity that (a) regulate or relate to the protection or clean-up of the environment, the protection of human health or worker safety (to the extent related to the exposure to Hazardous Substances) or the use, treatment, storage, transportation, handling, disposal or Release of Hazardous Substances, or (b) impose liability or responsibility with respect to any of the foregoing, and includes without limitation, (1) the terms and conditions of any Environmental Permit, and (2) judicial, administrative, or other regulatory decrees, judgments, and orders of any Governmental Entity that remain in effect. The term "Environmental Laws" shall include, but not be limited to the following statutes and the regulations promulgated thereunder: the Clean Air Act, 42 U.S.C. § 7401 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Superfund Amendments and Reauthorization Act, 42 U.S.C. § 11011 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Water

Pollution Control Act, 33 U.S.C. § 1251 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., and any state, county, or local regulations similar thereto.

“Environmental Permits” means any permit, approval, identification number, registration, license and other authorization required under any applicable Environmental Law.

“Environmental Remediation Costs” means all costs and expenses relating to activities or actions required under Applicable Environmental Laws to (i) clean up or remove Hazardous Substances from the environment, (ii) prevent or minimize the movement, leaching, or migration of Hazardous Substances into the environment, or (iii) mitigate the Release or threatened Release of Hazardous Substances into the environment, or the injury or damage from such Release. Environmental Remediation Costs include, without limitation, costs and expenses payable in connection with the foregoing for legal, engineering, or other related services; for investigation, testing, sampling, and monitoring; for boring, excavation, and construction; for removal, modification or replacement of equipment or facilities; for labor and material; and for proper storage, treatment or disposal of Hazardous Substances.

“Equity Interest” means any share, capital stock, partnership, membership, voting security or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” has the meaning set forth in Section 3.12(a).

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company or any Company Subsidiary or Acquiror or any Acquiror Subsidiary, as applicable, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Fund” has the meaning set forth in Section 2.3(a).

“Extended Outside Date” has the meaning set forth in Section 7.1(b).

“Final Order” has the meaning set forth in Section 6.1(c).

“Final Order Waiting Period” has the meaning set forth in Section 6.1(c).

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any foreign, national, federal, state, county, municipal or local government, or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government.

“Hazardous Substances” means any pollutant, contaminant, substance or waste, any toxic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or any hazardous substance, material or waste, whether solid, liquid or gas that is subject to regulation, control or remediation under any Environmental Laws or Laws relating to the protection or clean-up of the environment or the protection of human health or worker safety.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person means and includes each of the following: (a) any indebtedness for borrowed money, (b) any obligations evidenced by bonds, debentures, notes or other similar instruments, (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business, (d) any obligations as lessee under capitalized leases, (e) any non-contingent reimbursement obligations under acceptance credit, letters of credit or similar facilities that have been drawn, and (f) any guaranty or other contingent liability with respect to any of the foregoing (other than, in the case of the Company, with respect to a Company Subsidiary, or by a Company Subsidiary with respect to the Company or another Company Subsidiary).

“Indemnified Person” has the meaning given that term in Section 5.10(a).

“Initial Outside Date” has the meaning set forth in Section 7.1(b).

“Intellectual Property” means all U.S.: (a) patents and patent applications, (b) trademarks, service marks, trade dress, logos, Internet domain names, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) copyrights and rights under copyrights, whether registered or unregistered, and any registrations and applications for registration thereof, and (d) trade secrets and other rights in know-how and confidential or proprietary information, including any technical data, specifications, techniques, inventions and discoveries.

“IRS” means the United States Internal Revenue Service.

“Knowledge” or “knowledge” means: (i) with respect to the Company, the actual knowledge of the individuals listed in Exhibit A-1 hereto, after reasonable inquiry, and (ii) with respect to Acquiror, the actual knowledge of the individuals listed in Exhibit A-2 hereto, after reasonable inquiry.

“Law” means any federal, state, local or foreign law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree.

“Lien” means any lien, claim, mortgage, defect of title, conditions, preemption right, debenture, indenture, hypothecation, license to third parties, equity, charge, pledge, conditional or installment sale agreement, encumbrance, covenant, restriction, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature (contingent or otherwise), whether voluntarily incurred or arising by operation of Law.

“Material Change” has the meaning given that term in Section 5.4(e).

“Material Company Subsidiary” is a Company Subsidiary that is a “significant subsidiary” of the Company, as defined in Rule 1.2(w) of the SEC’s Regulation S-X.

“Maximum Premium” has the meaning set forth in Section 5.10(c).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 2.1(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Notice of Change of Recommendation” has the meaning set forth in Section 5.4(e).

“Notice of Superior Proposal” has the meaning set forth in Section 5.4(f).

“OGCL” has the meaning set forth in Section 1.1(a).

“Option Payments” has the meaning set forth in Section 2.4(a)(i).

“Other Equity-Based Award” has the meaning set forth in Section 2.4(a)(iii).

“Paying Agent” has the meaning set forth in Section 2.3(a).

“PBGC” has the meaning set forth in Section 3.12(f).

“Permitted Lien” means (i) Liens specifically reflected or reserved against or otherwise disclosed in the Company Financial Statements; (ii) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’ or repairmen’s Liens arising or incurred in the ordinary course that are not material in amount or effect on the business of the Company and the Company Subsidiaries; (iii) Liens for Taxes (x) not yet due and payable or (y) being contested in good faith by appropriate proceedings and in each case of clause (x) and (y) for which adequate reserves, in accordance with GAAP, are reflected in the Company Financial Statements; (iv) with respect to real property, (A) easements, quasi-easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions, including any other agreements, conditions or restrictions that would be shown by a current title report, (B) any conditions that would be shown by a current survey or physical inspection, and (C) zoning, building, subdivision or other similar requirements or restrictions; and (v) encumbrances that would not materially impair the conduct of the business of the Company and its Subsidiaries, or the use or value of the relevant asset.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or “person” (as defined in Section 13(d)(3) of the Exchange Act).

“Pre-Termination Bidder” has the meaning set forth in Section 7.2(b)(iii).

“Properties” has the meaning set forth in Section 3.16(a).

“Proxy Statement” means a proxy statement relating to the approval of this Agreement by the Company’s shareholders and any amendments or supplements thereto.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, or disposing into or upon any land, water, or air, or otherwise entering into the environment.

“Restricted Share” has the meaning set forth in Section 2.4(a)(ii).

“Restricted Share Units” has the meaning set forth in Section 2.4(a)(iii).

“SEC” means the U.S. Securities and Exchange Commission.

“Section 16” has the meaning set forth in Section 5.12.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” has the meaning set forth in Section 2.1(a).

“Single Employer Plan” has the meaning set forth in Section 3.12(f).

“Subsidiary” of Acquiror, the Company or any other Person means any corporation, partnership, limited liability company, joint venture or other legal entity of which Acquiror, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the voting power of the Equity Interests representing the right to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other legal entity.

“Superior Proposal” means any bona fide written Acquisition Proposal (except that all percentages therein shall be changed to “50%”) made by a third party that, in the good faith judgment of the Company Board, after consultation with its financial advisors and outside counsel, taking into account all the terms and conditions of such proposal that the Company Board deems relevant (including the legal, financial, regulatory, timing, likelihood of consummation and other aspects of the proposal and any changes to the terms of this Agreement committed to by Acquiror in response to such proposal or otherwise), is more favorable to the Company than the Merger.

“Surviving Corporation” has the meaning set forth in Section 1.1(a).

“Taxes” means (a) any federal, state, local or foreign taxes, assessments, duties, fees, levies, or other governmental charges, including taxes based on or measured by value, worth, capital, income, receipts, profits, sales or other business activity, or a tax imposed in lieu thereof, including withholding of any of the foregoing and collection of sales taxes, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, license, payroll, withholding, fuels, ad valorem and other taxes, assessments, charges, duties, fees, levies or other similar governmental charges of any kind whatsoever

(whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), all estimated taxes, deficiency assessments, and (b) any interest, penalty or addition to any of the foregoing.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing or declaration required to be supplied to any Governmental Entity or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Transfer Taxes” has the meaning set forth in Section 5.13

“VEBA” has the meaning set forth in Section 3.12(a).

Section 8.5 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 8.7 Entire Agreement. This Agreement (together with the Exhibits, Company Disclosure Letter, Acquiror Disclosure Letter and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or transferred, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, except that after the Effective Time, Acquiror or Merger Sub may transfer or assign its rights under this Agreement, in whole or in part, to any Person. Any assignment or transfer in violation of the preceding sentence shall be void.

Section 8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than: (a) any Persons entitled to indemnification under the provisions of Section 5.10, with respect to such provisions, who shall be entitled to enforce their rights under this Agreement as third-party beneficiaries; (b) the shareholders of the Company, in the event of a termination of this Agreement as a result of a breach of this Agreement by Acquiror or Merger Sub, subject to Section 7.2(a), with respect to the lost opportunity to receive the Merger Consideration pursuant to this Agreement; provided, however, that the rights granted pursuant to this clause (b) shall only be enforceable by the Company on behalf of the shareholders of the Company (and not directly by any such shareholder) (it being understood and agreed that any and all interests in such claims shall attach to the Shares and subsequently trade and transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (i) distributed, in whole or in part, by the Company to the holders of Shares of record as of any date determined by the Company or (ii) retained by the Company for the use and benefit of the Company on behalf of its shareholders in any manner the Company deems fit); and (c) the shareholders of the Company, after the Effective Time, with respect to the right of such shareholders to receive Merger Consideration for any Share such shareholder holds.

Section 8.10 Mutual Drafting; Interpretation. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: (i) the singular number shall include the plural, and vice versa; (ii) the masculine gender shall include the feminine and neuter genders; (iii) the feminine gender shall include the masculine and neuter genders; and (iv) the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits,” are intended to refer to Sections of this Agreement and Exhibits to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

Section 8.11 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury. (a) This Agreement shall be governed by, and construed in accordance with the Laws of the State of Delaware without regard to Laws that may be applicable under conflicts of laws principles that would cause the application of the Laws of any jurisdiction other than the State of Delaware and except to the extent that the provisions of the OGCL necessarily apply with respect to the consummation of the Merger.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Chancery Court of the State of Delaware (and any appellate court thereof) in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating hereto or thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such court, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER, (III) IT MAKES THE FOREGOING WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.11(c).

Section 8.12 Counterparts. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 8.13 Specific Performance. (a) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that each party hereto shall be entitled to an injunction, specific performance and other equitable relief. without the posting of any bond, to prevent breaches of this Agreement and to enforce specifically in the Chancery Court of the State of Delaware the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Without limitation of the foregoing and notwithstanding anything in this Agreement to the contrary, the parties hereby further acknowledge and agree that prior to the Closing: (i) the Company shall be entitled to specific performance (A) to enforce specifically the terms and provisions of, and to prevent or cure breaches of, Section 5.5 by Acquiror or Merger Sub and (B) if (x) all conditions in Sections 6.1 and 6.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied and (y) Acquiror and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, to prevent or cure breaches of this Agreement by Acquiror or Merger Sub and/or to enforce specifically the terms and provisions of this Agreement, including to cause Acquiror and/or Merger Sub to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 1.2, on the terms and subject to the conditions of this Agreement; and (ii) Acquiror and Merger Sub shall be entitled to specific performance if (A) all conditions in Sections 6.1 and 6.3 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied and (B) the Company fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, to prevent or cure breaches of this Agreement by the Company and/or to enforce specifically the terms and provisions of this Agreement, including to cause the Company to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 1.2, on the terms and subject to the conditions of this Agreement. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that (x) the other party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.

(b) The seeking of the remedies provided for in Section 8.13(a) shall not in any respect constitute a waiver by any party seeking such remedies of its respective right to seek any other form of relief that may be available to it under this Agreement, including under Section 7.2, in the event that this Agreement has been terminated or in the event that the remedies provided for in Section 8.13(a) are not available or otherwise are not granted. Nothing set forth in this Agreement shall require a party to institute any proceeding for (or limit a party’s right to institute any proceeding for) specific performance under Section 8.13(a) prior or as a condition to exercising any termination right under Article VII (and pursuing damages after such termination), nor shall the commencement of any legal proceeding pursuant to Section 8.13(a) or anything set forth in this Section 8.13(b) restrict or limit a party’s right to terminate this Agreement in accordance with the terms of Article VII or pursue any other remedies under this Agreement that may be available then or thereafter.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, Acquiror, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

NATIONAL OILWELL VARCO, INC.

By:	/s/ Clay C. Williams
Name:	Clay C. Williams
Title:	Chief Financial Officer and Executive Vice President

RAVEN PROCESS CORP.

By:	/s/ Clay C. Williams
Name:	Clay C. Williams
Title:	President

ROBBINS & MYERS, INC.

By:	/s/ Peter C. Wallace
Name:	Peter C. Wallace
Title:	President and Chief Executive Officer

EXHIBIT A-1

List of Knowledge Persons – Company

Peter C. Wallace

Kevin J. Brown

Saeid Rahimian

Jeffrey L. Halsey

Linn Harson*

*	Solely in her capacity as an officer and General Counsel of the Company. For clarity, no knowledge gained by her in her capacity as a partner of Thompson Hine LLP, and no knowledge of any other partner or employee of Thompson Hine LLP, shall be imputed to her.

A-1

EXHIBIT A-2

List of Knowledge Persons – Acquiror

Tom McGee

Craig Goss

Dwight Rettig

A-2